SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

table of contents

MANAGEMENT COMMENTS	3
INVITATION TO THE MEETING	4
SHAREHOLDERS’MEETING – BYLAWS CSN	5
GENERAL PROCEDURES AND INSTRUCTIONS	6
CALL NOTICE	6
INSTALLATION QUORUM	6
PARTICIPATION
FURTHER CLARIFICATIONS	10
MATTERS TO BE RESOLVED ON	11
ANNEX I – Call Notice	12
ANNEX II – Management’s Proposal	64
ANNEX III - Remote Voting Form	69

MANAGEMENT COMMENTS

Dear Shareholders

With the purpose to make it easier and encourage the participation of the shareholders in the Company’s decisions, we have developed these Guidelines for the Participation of Shareholders in the Shareholders’ Meeting (“Guidelines”), which is mainly focused in gathering, in a sole document, all information and instructions referring to the Shareholders’ Meeting of CSN.

We hope that these Guidelines assist the shareholders in fully exercising their rights and, on behalf of CSN’s Management, we invite you to attend, participate and state your opinions at the Shareholders’ Meeting of the Company, as shown in these Guidelines.

We count on your presence.

Sincerely.

Benjamin Steinbruch

Chairman of the Board of Directors

INVITATION TO THE MEETING

The Company’s Management hereby invites the Shareholders to attend, participate and state their opinions at the Annual Shareholders’ Meeting (“Meeting”) to be held on April 27, 2018, at 11 a.m., at the Company’s headquarters located at Avenida Brigadeiro Faria Lima, nº 3.400, 20° andar, Itaim Bibi, in the City of São Paulo, State of São Paulo, CEP 45328-132.

CSN recommends that those interested in attending the Shareholders’ Meeting arrive at the venue at least thirty (30) minutes ahead of schedule for their documents to be duly analyzed, thus avoiding any delay in the beginning of the Meeting. Shareholders who arrive after the scheduled time, as well as after the installation of the Meeting and the closure of the attendance list, may attend the meeting, but will not be able to vote on any of the resolutions of the company. In addition, their shares will not be included in the installation quorum or in the total votes assigned to each shareholder, pursuant to Article 9, Paragraph 2 of the Company’s Bylaws.

SHAREHOLDERS’MEETING – BYLAWS CSN

“COMPANHIA SIDERÚRGICA NACIONAL

Bylaws

Chapter III

SHAREHOLDERS’ MEETING

Article 8 -   The Shareholders’ Meeting has the power to decide all matters concerning the Company, to take the resolutions deemed appropriate for its defense and its development, and will be convened, with the agenda, in compliance with the provisions of the Law.

Article 9  -   The Shareholders’ Meeting will be convened by the Board of Directors and installed and chaired by the Chairman of the Board of Directors or, in his/her absence, by whomsoever he/she appoints. The Chairman of the Presiding Board will choose the secretary of the Shareholders’ Meeting.

Paragraph One -        Before installing the Shareholders’ Meeting, the shareholders will sign the Attendance Book, indicating their name, nationality, residence and the number of shares held.

Paragraph Two -        The list of attending shareholders will be closed by the Chairman of the presiding board, soon after installation of the Shareholders’ Meeting. Shareholders who arrive after the closure of the list, may attend the meeting, but will not be able to vote on any of the resolutions of the company. In addition, their shares will not be included in the installation quorum or in the total votes assigned to each shareholder.

Paragraph Three -      The shareholders will be allowed to attend and vote on the Shareholders’ Meeting only if they prove their status as shareholders, by showing the certificate issued by the depositary financial institution of the book-entry shares and identification documents of the shareholder or, if a proxy, also the due power of attorney. If the shareholder is a legal entity or investment fund, the documents evidencing the powers and the identification document of the respective representatives who attend the Meeting must also be submitted.

Article 10    -            The Shareholders’ Meeting will be hold, ordinarily, in the first four months after the end of the fiscal year to resolve on the matters set forth in Article 132 of Law 6404, of December 15, 1976, and extraordinarily whenever the corporate interests so require.

Article 11    -            Shareholders who are represented at the Shareholders’ Meetings by proxy must send the power of attorney to the Company’s headquarters up to 48 (forty-eight) hours before the time set for the Shareholders’ Meeting

GENERAL PROCEDURES AND INSTRUCTIONS

CALL NOTICE

Regarding the deadlines to convene the Shareholders’ Meetings, the Company adopts the practice set forth in the corporate law, i.e., the meetings are convened at least 30 (thirty) days before the first call and eight (08) consecutive days before the second call (Article 124, Paragraph 1, Item II of Law 6.404/76 and Article 8 of CVMI No. 559/2015).

INSTALLATION QUORUM

For the Meeting to be convened in first call, the quorum provided for in Article 125 of Law 6.404/76 must be complied with, i.e., the attending shareholders must represent at least 1/4 (one fourth) of the voting share capital, except if the purpose of the meeting is to amend the Bylaws, in which case the quorum required is of 2/3 of the voting share capital. In second call, the shareholders’ meeting will be installed with any number of attending shareholders.

PARTICIPATION

All shareholders who own common shares issued by CSN may participate in the Meeting in one of the two following manners: (i) On-Site: in person or through an attorney-in-fact; or (ii) Remotely: through the submission of the Remote Voting Form, when applicable, pursuant to CVM Instruction 481/09, as amended (“CVMI 481/09”).

Those attending the Meeting must prove that they are shareholder of the company, by observing the following rules:

(i)           On-Site Participation

The participation at the meeting will be considered on-site when the shareholder attends the meeting’s venue in person or represented by a proxy, and states his/her/its vote, according to the matters listed in the agenda.

To this end, in accordance with Article 126 of Law 6.404/76, the shareholder must show a certified copy of the following documents:

a)    Individual Shareholder:

•         Identity document or driver’s license (original or certified copy); and

•         Updated statement showing the ownership of the issued shares and his/her shareholding, issued by the depositary financial institution and/or custody agent.

b)    Corporate or Investment Fund Shareholder:

•         Bylaws or articles of Incorporation, as the case may be (copy with the original document or certified copy);

•         Document proving that the people attending the meeting are duly invested as legal representatives of the legal entity or of the investment fund (copy with the original document or certified copy);

•         Identity document or driver’s license (original or certified copy) of the people attending the meeting as representative of the legal entity or of the investment fund; and

•         Updated statement showing the ownership of the issued shares and his/her shareholding, issued by the depositary financial institution and/or custody agent.

c)    Attorney-in-Fact

If the shareholder has an attorney-in-fact to act as its representative and exercise its right to attend and vote at the Meeting, the power of attorney must observe the following requirements:

•         The attorney-in-fact must have been appointed less than one year prior;

•         The attorney-in-fact must be a shareholder, manager of the Company, attorney or financial institution, and the fund manager will be responsible for representing the investors;

•         The signature of the power of attorney must be notarized; and,

•         The power of attorney must be presented with the following supporting documents: documents proving the quality of the representative and of the represented person (certified copy of the identity document, if an individual, and certified copy of the bylaws/articles of incorporation and the minutes of the election of the members of the management, if a legal entity) and specific powers to participate in the meeting.

The original document or certified copy of the power of attorney must be send to the Company's headquarters up to 48 (forty-eight) hours before the time set for the Meeting.

For shareholders domiciled abroad, all documents submitted must be translated and legalized by the Brazilian Consulate of their home country or filed at the authorized notary registry with the due Haya Apostille, so that all copies are certified, and all the signatures are notarized.

The proxies of shareholders whose shares are in custody must also present an updated statement provided by the custody agent or depositary financial institution and listing their shareholding.

The Company does not accept powers of attorney granted electronically.

Before joining the meeting, the documents submitted by the shareholder will be analyzed to verify his/her/its identity and to validate the shareholding to participate at the event. If the requirements stated above are not observed or if there is any inconsistency in the documents presented or even if the shareholding is not proved, the person will not be able to join the Meeting room.

After the documents are verified, the shareholders will sign the Attendance Book of Shareholders, which will be filed at the Company’s headquarters and will prove their participation in the respective Meeting.

After the start of the Shareholders’ Meeting, the shareholder may pose any question to the Chairman of the presiding, who will be available to clarify any doubts during the Meeting.

(ii)          Remote Participation (Remote Voting Form)

Pursuant to CVMI 481/09, the Company will adopt for this Meeting the remote voting form, providing to the shareholders another method to participate at the meeting.

As a result, shareholders may opt for exercising their voting rights through a document called the Remote Voting Form (“RVF”), which may be completed with the shareholder’s voting instructions and sent: (i) directly to the Company, to the Investor Relations Officer, at the address of CSN’s headquarters; or (ii) authorized service providers (custody or bookkeeping agents), who will forward the voting statements to the Securities Depository Center of B3 S.A. – Brasil, Bolsa, Balcão.

If the shareholder sends its voting instructions directly to the Company, the documents below are also required for its participation to be valid: (i) physical copy of the RVF of the Meeting duly completed, initialed, signed and with a notarized signature; (ii) certified copies of the identification and representation documents; and (iii) updated statement to participate at the shareholders’ meeting, which must include the number of shares held, issued by the depositary financial institution and/or the Securities Depository Center of CBLC Assets.

For shareholders domiciled abroad, all documents submitted must be notarized and legalized by the Brazilian Consulate of their home country or filed at the authorized notary registry with the due Haya Apostille, together with the public translations and with all copies duly certified.

The company has no electronic system to receive the RVF or any other type of remote voting method.

If the RVF is partially or incorrectly completed, the Company will compute only the items that have been correctly completed or rectified in a timely manner, specifically rejecting the items presenting completing problems.

In addition, the RVF will be available together with the other documents that are part of the Meeting, at the headquarters of CSN, as well as on the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), of B3 S.A. – Brasil, Bolsa e Balcão (www.b3.com.br) and of the Company’s Investor Relations (www.csn.com.br/ri), and must be received by the Company with the voting instructions up to seven (7) days before the date of the Shareholders’ Meeting. Any form received after this date will be disregarded.

Finally, further information may be found at the RVF in Annex III of these Guidelines.

FURTHER CLARIFICATIONS

For further information, CSN’s Investor Relations Office is available to provide any additional clarification, by phone (+55 11) 3049-7585 and by email invrel@csn.com.br.

MATTERS TO BE RESOLVED ON

Pursuant to the Brazilian Corporation Law and pursuant to the Call Notice (that is part of these Guidelines - Annex I), the matters to be resolved at the Meeting are as follows:

1.  Assessing the Management’s accounts, examining, discussing and voting on the Financial Statements for the Fiscal Year ended on December 2017;

2.  [Electing 1 new member to the Board of Directors to replace the position of a resigning Board Member];

3.  Establishing the Management’s overall and annual compensation for the 2018 fiscal year.

The Management’s Proposal, included in Annex III of these Guidelines, as well as all documents on the matters of the Meeting, are available on the website of CSN (www.csn.com.br/ri), of B3 S.A.- Brasil, Bolsa, Balcão (www.b3.com.br) and of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), and at the Company’s headquarters (located at the above address).

The Financial Statements were [will be] published in the Official Gazette of the State of São Paulo [Diário Oficial do Estado de São Paulo] and in the newspaper Folha de São Paulo - Regional Edition and filed at the Company’s headquarters (located at the above address) on [.] [.], [.].

ANNEX I – Call Notice

(pursuant to item 10 of Attachment 24 of CVMI 480)

Base Date: December 31, 2017

10. COMMENTS OF THE OFFICERS

10.1 - The comments below refer to the consolidated financial statements of the Company for the year ended on December 31, 2017, December 31, 2016 and December 31, 2015.

a) overall financial and equity conditions

CSN is a diversified industrial group that operates through business units that integrate and complement each other, creating synergies and vertical and horizontal integration in its industrial chains. CSN’s main activities are the exploration and trade of iron ore, the production of flat and long steel, the manufacture of cement, among other products, integrated through logistics assets such as railways, ports and energy assets. The high quality of its assets and goods, combined with strong cost management and integration of productive units in Brazil and abroad, allow the generation of a higher value than the industry competitors and reduce the volatility of its results.

The information in this item should be read and analyzed together with our consolidated financial statements available on our website (www.csn.com.br) and on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

In December 31, 2017, the Company had a current ratio of 1.11, compared to 2.26 in December 31, 2016 and 3.23 in December 31, 2015. There was a decrease in the variation of the liquidity ratio on December 31, 2017 of 51% due to a cash reduction with amortization of loans and payment of debt service, and the increase in short-term debt, part already renegotiated with Banco do Brasil and in negotiations with Caixa Econômica Federal, as shown in Note 32 of subsequent events. As of December 31, 2015, the variation was an increase of 29% explained by the lengthening of terms of part of its debt.

In December 31, 2017, the Company's net debt totaled R $ 25.4 billion, compared to R$ 24.8 billion on December 31, 2016, which represented an increase of 2%, mainly due to the depreciation of the Brazilian real to the US dollar of its loans and financing pegged to the US dollar, cash reduction due to amortization of principal and interest in the amount of R$ 4.2 billion, as shown in note 11 Loans and Financing. As of December 31, 2015, net debt totaled R$ 25.7 billion.

The following table reflects the Company's financial condition in the last three years:

*Note: The amount of loans and financing in the table above includes transaction costs, pursuant to the table in item 10.1 (f).

b) capital structure and possibility of redemption of shares or stocks

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the capital structure of the Company in the last three years, with financing by equity and third-party capital:

(In Thousand of R$)	2017	2016	2015
Shareholders’ equity (own capital)	8.288.229	7.384.521	7.091.288
Borrowings and financing (third party capital)	29.510.844	30.441.018	34.282.515
Gross Debt/Shareholder's equity	3,56	4,12	4,83

c) payment capacity regarding the financial commitments undertaken

The Company currently has a liquidity position that allows it to honor its short-term commitments. The Company's planning for 2018 focuses on reducing disbursements and preserving cash.

The following graphs show cash and cash equivalents against maturities of loans and financing as of 12/31/2017, 12/31/2016 and 12/31/2015.

*Amounts referring to loans and financing include transaction costs.
d) funding sources used for the working capital and for investments in non-current assets

The funding sources used by the Company for working capital and for investment in non-current assets were trade finance lines, development bank lines, debt securities issued in foreign markets (bonds), debentures, and bank credit notes (CCB), as well as own resources. These financing sources in the domestic and foreign markets are described in item 10.1 (f). In 2016, there was no new funding for working capital, only for capex through Finep (“Financer of Studies and Projects”).

e) funding sources for working capital and investments in non-current assets that the Company intends to use to cover the liquidity shortfalls

The Directors believe that if it is necessary to cover any liquidity deficiency, the Company may contract special credit lines, financing with banks and negotiate with its suppliers.

Also has as its main purpose reducing the Company's financial leverage, therefore the Management is committed to a plan to sell a set of assets. However, it is not possible to confirm that the sale, within a 12-month period, is highly likely for any of the assets included in the plan. The Company considers several sales scenarios that vary according to different macroeconomic and operational assumptions. In this context, the Company did not segregate and did not reclassify such assets as discontinued operations in the financial statements, pursuant to CPC 31 (IFRS 5).

f) levels of indebtedness and characteristics of debts, also describing:

(i)            Significant loan and financing agreements

a)     Significant loan and financing agreements on December 31, 2017

Amounts in R$ thousand

At December 31, 2017, the principal of interest and monetary restatement of loans, financing and long-term debentures is as follows:

Amounts in R$ thousand

 (*) In February 2018, the Company completed the rollover of the debt with Banco do Brasil, as well as the issuance of debt securities and repurchase agreements of US $ 350 million (Tender Offer).

•       Funding of loans and amortizations, financing and debentures

The table below shows the amortizations and funding during the fiscal year:

Amounts in R$ thousand

1. Includes unrealized exchange and monetary variations.

In 2017, the Group contracted and amortized loans, as shown below:

•       Funding

Amounts in R$ thousand

(*) On February 2, 2018, the operation was amortized

•       Covenants

The Company's debt contracts provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as disclosure of its audited financial statements according to regulatory deadlines or payment of commission for risk assumption if the indicator net debt over EBITDA reaches the levels established in said contracts, under penalty of early maturity. To date, the Company has complied with all financial and non-financial obligations (covenants) of its current contracts.

On December 31, 2017, the Company has provisioned R$ 30,843 in the Consolidated and R$ 13,413 in the Parent Company for risk assumption.

b) Significant loan and financing agreements on December 31, 2016 and 2015

Amounts in R$ thousand

(*) The balances of prepayments, Fixed Rate Notes and Intercompany Bonds with related parties of the parent company totaled R$ 11,230,673 thousand as of December 31, 2016 (R$ 13,416,687 thousand as of December 31, 2015).

Maturities of loans, financing and debentures presented in noncurrent liabilities

As of December 31, 2016, the principal updated interest and monetary restatement of loans, financing and long-term debentures has the following deadline:

Amounts in R$ thousand

•       Funding of loans and amortizations, financing and debentures

The table below shows the amortizations and funding during the year:

Amounts in R$ thousand

1.     Including interest, exchange rate variations and unrealized monetary variations.

In 2016, CSN Group contracted and amortized loans as shown below:

•       Funding

Amounts in R$ thousand

 1. In 2016, CSN contracted a credit line with FINEP in the amount of R$ 173,822 thousand, of which R$ 22,597 thousand was partially made available. On December 31, 2016, the Company maintained a financial application linked to CDB to guarantee a letter of guarantee in the amount of R$ 25,750 thousand.

•       Amortizations

Amounts in R$ thousand

•       Covenants

Some of the Company's debt agreements include the compliance with certain non-financial obligations, such as the maintenance of certain performance parameters and indicators, the disclosure of its audited financial statements according to regulatory terms and the payment of commission for the assumption of risk if the net debt indicator over EBITDA reaches the levels established in the said agreements.

The Company exceptionally has not disclosed the financial statements for the year ended on December 31, 2016 within the regulatory term, according to the material fact disclosed on March 27, 2017. Due to this exceptionality, the Company asked to the debenture holders of its 5th, 7th, 8th and 9th Debentures Issue to grant an additional term to disclose these financial statements until October 31, 2017. There were no early maturity decrees in any of the Company's financing due to the delay in the disclosure of these financial statements, given that they were disclosed on October 28, 2017.

On December 31, 2016, the Company has provisioned R$30,843 thousand in the Consolidated, and R$13,413 thousand in the Parent Company, for commission for assumption of risk.

Debentures

•         Seventh issue

In March 2014, the Company issued 40,000 debentures in a single series, all unsecured and non-convertible, for a unit par value of R$10, totaling R$400,000, with interest of 111.20% per year of the CDI Cetip with final maturity in March 2021, with option of early redemption.

•         Eighth issue

In January 2015, the Company issued 10,000 debentures in a single series, all unsecured and non-convertible, for a unit par value of R$10 thousand, totaling R$100 million, with interest of 113.70% per year of the CDI Cetip with final maturity in January 2022, with option of early redemption.

•         Ninth issue

In June 2015, the Company issued 10,000 debentures in a single series, all unsecured and non-convertible, for a unit par value of R$10 thousand, totaling R$100 million, with interest of 113.70% per year of the CDI Cetip with final maturity in March 2022, with option of early redemption.

Sureties

The sureties granted within the Company's loan and financing agreements include property, plant and equipment, endorsements and guarantees, and do not include sureties granted to subsidiaries and jointly controlled companies. On December 31, 2015, the Company settled the balance of loans with the sureties granted. On December 31, 2014, the balance totaled R$2,256 thousand.

(ii) other long-term relationships with financial institutions;

Not applicable.

(iii) degree of subordination between debts;

The labor and tax obligations, as well as the financial debts that have collateral, have the preferences and prerogatives provided for by law in the event of an insolvency of the Company's creditors.

Considering all Company's current and non-current liabilities, in December 31, 2017, the amount of R$ 36,891,417 thousand, or 99.92%, corresponded to obligations of an unsecured nature, as compared to R$ 30,409,642 thousand, or 99.90% as of December 31, 2016 and R$ 34,277,733 thousand, or 99.99%, as of December 31, 2015. The obligations of an unsecured nature include: (i) debts with no collateral; and (ii) debts with personal guarantee.

The Renegotiation of Export Credit Notes included the subordination clause of loans and intercompany financing in the priority of payment to Banco do Brasil, except for loans and financing made with the purpose of transferring funds obtained through issuances abroad by CSN Resources SA and other subsidiaries that may be issuing.

Unsecured bonds are subject (observed the preference given by law to labor and tax obligations, in case of possible creditors' competition) to the preference of the Company's debts with real guarantees, which, on December 31, 2017, R$ 30,324 thousand, or 0.08%, of the sum of current and non-current liabilities of the Company, compared to the amount of R $31,377 thousand, or 0.10% of the sum presented on December 31, 2016 and R$4,782 thousand, or 0.01%, of the sum presented on December 31, 2015.

(iv) any restrictions imposed on the Company, in particular concerning debt limits and contracting new debt, distribution of dividends, disposal of assets, issuance of new securities and the sale of corporate control.

The Company's loans and financing have certain restrictive contractual clauses, which are usual in financial agreements in general and in transactions of the same type, being exemplified below:

The financing contracted with BNDES is subject to the “Provisions Applicable to BNDES Agreements”. Pursuant to the said Provisions, borrowers, such as the Company, may not, without the prior consent of the BNDES: (i) contract new debts (except those provided for in the said Provisions, including loans to cover the regular management of the Company); (ii) grant preference to other credits; (iii) amortize shares; (iv) issue debentures or beneficiary parties; (vi) sell or encumber assets of its permanent assets (except in the cases provided for in the said Provisions); and (vii) change its effective, direct or indirect control.

The financing contracted with FINEP (Financer of Studies and Projects) and certain agreements for the issue of insurance-guarantees provides that, among other provisions, any change in the control of the Company without the prior consent of FINEP or the insurer may lead to the early maturity of the financing or insurance-guarantee, as the case may be.

Under the terms of the agreements governing the 5th, 7th, 8th and 9th issues of Debentures of the Company, among other provisions, the Company may not be merged, incorporated or split, unless the transaction has previously been approved by debenture holders holding at least 75% of the outstanding debentures (excluding intra-group transactions, with express provision in the debentures deed), or if the holders are assured the redemption of the debentures, for their nominal value plus a compensation, at least 6 months after the disclosure of the minutes of the shareholders’ meeting resolving on the transaction.

Eurobonds issued by subsidiaries of the Company abroad provide that, among other provisions, the Company, as guarantor, may not: (i) merge, be incorporated or sell all or a substantial part of its assets to third parties, except if the Company is the entity resulting from this corporate reorganization or if this entity is a company based in Brazil, in any country of the European Union or in the United States, that undertakes the guarantor obligations; and (ii) encumber its assets as guarantee for debt transactions in foreign currency represented by securities traded on stock exchanges outside Brazil, except under the terms allowed in the agreements of the transaction or if, at the same time, the Company guarantees the said Eurobonds.

The deed of CSN Resources' new issue of debt securities in the external market ("Notes"), in which the Company is a guarantor, contains obligations that, among others, limit: (i) indebtedness of CSN Resources, of the Company and its restricted subsidiaries, as defined in the indenture; (ii) disposal of assets; and (iii) disposal of corporate control.

With the renegotiation of the Export Credit Notes, the Company has undertaken to: (i) not accept conditions and/or obligations, in the negotiation of its indebtedness or new debts or obligations with other creditors (including debenture holders and bondholders), which impose any form of restriction on the distribution of dividends, interest on shareholders' equity or any payments / distributions to its shareholders; (ii) not to split and/or sell assets of the Company to third parties (not members of the economic group of which the Company is a member) either through a single operation or through a series of interrelated operations within the same fiscal year, representing more than 10% of the net revenues and consolidated operating results of the Company's group, as determined in the financial statements of the year in which said operation was carried out, without prior authorization and expressed by the financier; and (iii) in the event of corporate changes related to the merger, spin-off, liquidation, dissolution, incorporation or any other form of corporate reorganization, request the prior consent of the Lender, except if the share control is maintained (as defined in Article 116 of Law No. 6.404 / 76) indirectly by the Company, by any "permitted shareholder" as defined in the transaction documents. It should be clarified that there is no restriction on any corporate reorganization and/or activities involving the transfer of mining assets between the Company and its subsidiaries and/or its current controllers, provided that such operating assets remain under the direct or indirect control of the Company; iii) we will no longer hold, until January 31, 2019, the sale of a portion of its preferred shares issued by Usiminas Siderúrgicas de Minas Gerais SA held by the Company, which is subject to a fiduciary sale under a guarantee to Banco do Brasil; (iv) if the consolidated gross debt of the Company with Banco do Brasil exceeds the indebtedness limit established in the Export Credit Note ("NCE"), there is a mandatory debt repayment, in addition to payment of commission on the debtor balance; (v) the Company must maintain control and minimum participation of 85% (eighty-five percent) in the share capital of CSN Mineração SA until full payment of the debt, unless the Company reaches in the last four (4) consecutive quarters counted of the measurement date, consolidated leverage ratio below 3.5 (three and five tenths) times the financial indicator Net Debt/EBITDA LTM, a hypothesis in which it may reduce its share to 65% (sixty-five percent) in capital CSN Mineração SA as long as there is maintenance of control.

g) limits of use of the financing already contracted and percentage already used.

In FY 2016, Finep was granted financing to partially cover expenses incurred in the preparation and execution of the strategic innovation plan. The financing granted was made available in installments in accordance with a disbursement schedule. During 2016 13% of the project was disbursed and in 2017 there was no disbursement. No funding in 2015

h) significant changes in each item of the financial statement

Income Statement for the Company’s fiscal year (consolidated) - R$ thousand:

Comparison of the main accounts of the consolidated income of December 31, 2017, December 31, 2016 and December 31, 2015, prepared in accordance with IFRS and CPC.

Net Revenue from Sales and/or Services

In the fiscal year ended 12/31/2017, net revenue reached R$ 18,524 million, 8% higher than in 2016, as a result of price adjustments of steel products (average steel prices increased by 12% year on year), while in the mining segment, there was a reduction in the volume of ore traded, offset by better realized prices.

Cost of goods and services sold

In the fiscal year ended 12/31/2017, the consolidated cost of products sold ("COGS") reached R$ 13,596 million, 7.6% more than in 2016, followed by lower sales volume in the mining segment and higher prices of raw materials on the steel segment.

Gross Revenue

In the fiscal year ended 12/31/2017, gross profit totaled R $ 4,928 million, an increase of 9.3% over the amount obtained in 2016, due to the factors described above

Equity in earnings

Equity Income in 2017 was R $ 109 million, higher than the R $ 65 million result in 2016. This result is mainly due to the better results in MRS Logística SA ("MRS") and a strong reduction in the losses that reflect in the equivalence result the TLSA.

Net Financial Result

In 2017, the Company's net financial result was a negative R $ 2,464 million, compared to a negative net financial result in 2016 of R $ 2,522 million, basically due to:

• Reduction of R $ 541 million in financial expenses, from R $ 3,283 million in 2016 to R $ 2,742 million in 2017 due to the CDI's fluctuation in relation to loans and financing.

• Reduction of R $ 349 million in financial revenues, from R $ 644 million in 2016 to R $ 295 million in 2017 due to the CDI's fluctuation against financial investments, reduction of available and re-purchase of securities that occurred in 2016.

• R$ 133 million change in expenses with exchange variation and net monetary changes, which went from a revenue of R $ 117 million in 2016, to an expense of R $ 16 million in 2017, mainly due to the fluctuation of the dollar. In 2016 the operations with Future Dollar were settled.

Current and deferred income tax and social contribution

The increase in income tax and social contribution expenses in the period is due to pre-tax income, which resulted in an IR and CS expense of R $ 177 million and adjustments to reflect the effective tax rate. See note 16) of the Consolidated Financial Statements.

Net Income (Loss)

As a reflection of the explanations presented in the above items, in 2017 CSN recorded a consolidated net profit of R $ 111 million. In 2016, the Company recorded a consolidated net loss of R $ 853 million.

Comparison of Results for the fiscal years ended on 12/31/2016 and 12/31/2015 (restated):

Net Revenue from Sales and / or Services

In the fiscal year ended 12/31/2016, net revenue reached R $ 17,149 million, 12% higher than in 2015, as a result of the price adjustments of steel products, while in the mining segment, the increase occurred in the year 2016 due to the higher volume of ore traded together with the increase in the international price of ore.

Cost of goods and services sold

In the fiscal year ended 12/31/2016, the consolidated cost of products sold ("COGS") reached R $ 12,640 million, 8% higher than in 2015, following the higher volume traded in the mining segment and increase in raw material prices of the steel segment.

Raw score

In the fiscal year ended 12/31/2016, gross profit totaled R $ 4,509 million, an increase of 28% over the amount obtained in 2015, due to the factors described above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled R $ 2,215 million in the fiscal year ended December 31, 2016, 17% higher than in 2015 due to higher freight costs in the foreign market due to the increase in sales volumes of Mineração and from 2016, 100% of the mining assets were consolidated.

Other Income (Expenses), net

In 2016, the "Other Operating Revenues and Expenses" account amounted to a negative amount of R $ 413 million, mainly due to the recording of impairment of the fair value of Transnordestina Logística SA in the amount of R $ 388 million and in 2015 the positive value of R $ 2,269 million came from the accounting gain recorded in the combination of the mining business of CSN and Nacional Minérios, SA ("Namisa").

Equity in earnings

The Equity in Equity Result was R $ 65 million, lower than the R $ 1,160 million result in 2015. This variation is basically due to the non-recognition of Namisa's equity income in 2016, due to its incorporation by CSN Mineração SA ("CSN Mineração").

Net Financial Result

In 2016, the Company's net financial result was a negative R $ 2,522 million compared to a negative net financial result in 2015 of R $ 3,365 million, basically due to:

• Increase of R $ 158 million in financial expenses, from R $ 3,125 million in 2015 to R $ 3,283 million in 2016, mainly due to the increase in charges on loans in local currency, due to the increase in the CDI and increased costs with sureties and fees banking;

• Reduction of R $ 845 million in exchange and exchange rate net expenses, from an expense of R $ 728 million in 2015, to a revenue of R $ 117 million in 2016, mainly due to the devaluation of the real from 47% in 2015 to a appreciation of the real of 17% in 2016.

Current and Deferred Income Tax and Social Contribution

During 2016, after a technical review of projections of future taxable income for the year 2015 and the existence of tax losses generated in recent years, the Company restated the deferred income tax expense of 2015 for the amount of R$ 2,768 million, reflecting the write-off of deferred income and social contribution tax credits that were maintained in non-current assets. See note 16) of the Consolidated Financial Statements. Consolidated Net Loss (Loss)

As a reflection of the explanations set forth in the above items, in 2016 and 2015, the Company recorded a consolidated net loss of R$ 853 million and R$ 1,216 million, respectively.

Balance Sheet of the Company (consolidated) - R$ thousand:

Comparison of the main consolidated income statements as of December 31, 2017, December 31, 2016 and December 31, 2015 prepared in accordance with IFRS and CPCs.

BALANCE SHEET (Consolidated - R$ thousand)	2017	AV[1]	AH[2]	2016	AV[1]	AH[2]	2015	AV[1]	AH[2]	2014	AV[1]	AH[2]	2013
Current assets	**11,881,496**	**26.3%**	**-4.5%**	**12,444,918**	**28.2%**	**-24.3%**	**16,430,691**	**34.7%**	**3.1%**	**15,935,502**	**32.0%**	**-2.8%**	**16,402,042**
Cash and Cash equivalents	3,411,572	7.5%	-30.0%	4,871,162	11.0%	-38.0%	7,861,052	16.6%	-9.5%	8,686,021	17.5%	-13.1%	9,995,672
Financial investments	735,712	1.6%	100.0%	760,391	1.7%	100.0%	763,599	1.6%	100.0%		0.0%		
Trade receivables	2,276,215	5.0%	14.0%	1,997,216	4.5%	26.5%	1,578,277	3.3%	-10.0%	1,753,056	3.5%	-30.5%	2,522,465
Inventories	4,464,419	9.9%	12.6%	3,964,136	9.0%	-19.8%	4,941,314	10.4%	19.9%	4,122,122	8.3%	30.4%	3,160,985
Other current assets	993,578	2.2%	16.6%	852,013	1.9%	-33.8%	1,286,449	2.7%	-6.4%	1,374,303	2.8%	90.1%	722,920
Non-current assets	**33,328,474**	**73.7%**	**5.1%**	**31,708,705**	**71.8%**	**2.6%**	**30,908,718**	**65.3%**	**-8.6%**	**33,831,598**	**68.0%**	**-0.5%**	**34,000,497**
Financial investments at amortized cost								0.0%	-100.0%	34,874	0.1%	13.4%	30,756
Deferred Income Tax and Social Contribution	63,119	0.1%	-10.0%	70,151	0.2%	-10.1%	78,066	0.2%	-97.0%	2,616,058	5.3%	-5.6%	2,770,527
Other non-current assets	2,528,475	5.6%	50.9%	1,675,820	3.8%	5.8%	1,583,921	3.3%	67.2%	947,420	1.9%	-48.4%	1,835,325
Investments	5,499,995	12.2%	20.4%	4,568,451	10.3%	14.3%	3,998,239	8.4%	-70.7%	13,665,453	27.5%	1.3%	13,487,023
Property, plant and equipment	17,964,839	39.7%	-0.9%	18,135,879	41.1%	1.7%	17,826,226	37.7%	14.1%	15,624,140	31.4%	4.8%	14,911,426
Intangible assets	7,272,046	16.1%	0.2%	7,258,404	16.4%	-2.2%	7,422,266	15.7%	686.5%	943,653	1.9%	-2.3%	965,440
Total assets	**45,209,970**	**100%**	**2.4%**	**44,153,623**	**100%**	**-6.7%**	**47,339,409**	**100%**	**-4.9%**	**49,767,100**	**100%**	**-1.3%**	**50,402,539**

BALANCE SHEET (Consolidated - R$ thousand)	2016	AV[1]	AH[2]	2016	AV[1]	AH[2]	2015	AV[1]	AH[2]	2014	AV[1]	AH[2]	2013
Current liabilities	**10,670,050**	**23.6%**	**94.1%**	**5,496,683**	**12.4%**	**8.2%**	**5,082,199**	**10.7%**	**-20.1%**	**6,362,938**	**12.8%**	**14.4%**	**5,564,230**
Payroll and related taxes	252,418	0.6%	-0.6%	253,837	0.6%	-1.2%	256,840	0.5%	16.9%	219,740	0.4%	5.2%	208,921
Suppliers	2,460,774	5.4%	39.6%	1,763,206	4.0%	36.4%	1,293,008	2.7%	10.7%	1,167,826	2.3%	10.2%	1,059,772
Taxes payable	264,097	0.6%	13.9%	231,861	0.5%	-49.3%	457,391	1.0%	43.5%	318,675	0.6%	4.8%	304,095
Borrowings and financing	6,526,902	14.4%	208.2%	2,117,448	4.8%	12.9%	1,874,681	4.0%	-42.5%	3,261,203	6.6%	21.5%	2,685,072
Provision for tax, social security, labor and civil risks	105,958	0.2%	-2.4%	108,607	0.2%	-14.7%	127,262	0.3%	-76.9%	550,385	1.1%	65.0%	333,519
Other payables	1,059,901	2.3%	3.7%	1,021,724	2.3%	-4.8%	1,073,017	2.3%	27.0%	845,109	1.7%	-13.1%	972,851
Non-current liabilities	**26,251,691**	**58.1%**	**-16.1%**	**31,272,419**	**70.8%**	**-11.1%**	**35,165,922**	**74.3%**	**-6.6%**	**37,669,187**	**75.7%**	**2.4%**	**36,769,250**
Borrowings and financing	22,983,942	50.8%	-18.9%	28,323,570	64.1%	-12.6%	32,407,834	68.5%	19.6%	27,092,855	54.4%	7.9%	25,103,623
Deferred Income Tax and Social Contribution	1,173,559	2.6%	12.1%	1,046,897	2.4%	-2.3%	1,072,033	2.3%	348.8%	238,892	0.5%	-11.1%	268,833
Other payables	129,323	0.3%	-1.4%	131,137	0.3%	-0.1%	131,284	0.3%	-98.6%	9,315,363	18.7%	-7.4%	10,061,571
Provision for tax, social security, labor and civil risks	719,133	1.6%	2.1%	704,485	1.6%	-1.0%	711,472	1.5%	263.4%	195,783	0.4%	-59.2%	479,664
Pension and healthcare plan	908,721	2.0%	26.3%	719,266	1.6%	39.8%	514,368	1.1%	-12.5%	587,755	1.2%	21.2%	485,105
Provision for environmental liabilities and decommissio	337,013	0.7%	-2.9%	347,064	0.8%	5.5%	328,931	0.7%	37.9%	238,539	0.5%	-35.6%	370,454
Patrimônio Líquido	**8,288,229**	**18.3%**	**12.2%**	**7,384,521**	**16.7%**	**4.1%**	**7,091,288**	**15.0%**	**23.6%**	**5,734,975**	**11.5%**	**-28.9%**	**8,069,059**
Paid-in capital	4,540,000	10.0%	0.0%	4,540,000	10.3%	0.0%	4,540,000	9.6%	0.0%	4,540,000	9.1%	0.0%	4,540,000
Capital reserves	30	0.0%	0.0%	30	0.0%	0.0%	30	0.0%	0.0%	30	0.0%	0.0%	30
Earnings reserves		0.0%			0.0%			0.0%	-100.0%	1,131,298	2.3%	-60.2%	2,839,568
Acumulated Losses	(1,291,689)	-2.9%		(1,301,961)	-2.9%		(367,214)	-0.8%		-	0.0%		-
Statutory reserve	3,779,032	8.4%	27.8%	2,956,459	6.7%	65.1%	1,790,693	3.8%	7022.9%	25,140	0.1%	-96.5%	716,972
Non-controlling interests	1,260,856	2.8%	6.0%	1,189,993	2.7%	5.5%	1,127,779	2.4%	2828.8%	38,507	0.1%	-240.0%	(27,511)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**45,209,970**	**100%**	**2.4%**	**44,153,623**	**100%**	**-6.7%**	**47,339,409**	**100%**	**-4.9%**	**49,767,100**	**100%**	**-1.3%**	**50,402,539**

Comparison between the balance sheets of 12/31/2017 and 12/31/2016:

Cash and Cash Equivalents: mainly composed of financial investments in public and private securities, investments abroad in Time Deposit, in banks considered by the management as a first line. The balance of cash and cash equivalents as of December 31, 2017 is R $ 3,412 million, 30% lower than the R $ 4,871 million recorded on December 31, 2016. This reduction is mainly due to (i) utilization of the financial resources of foreign subsidiaries applied to Time Deposits and private securities, to meet the Company's cash requirements and (ii) reduction of CDI on investments in local currency

Financial Investments: As of December 31, 2017, the balance of R $ 736 million comprises: (i) government securities (LFT) managed by exclusive funds, traded on B3 SA - Brasil, Bolsa, Selic income and immediate liquidity; and (ii) financial application linked to the Bank Deposit Certificate (CDB) to guarantee letter of guarantee, with CDI income, immediate liquidity and also recorded in B3 S.A. - Brazil, Bolsa, Balcão.

 Inventories: The variation in the period basically refers to "products in preparation", due to the increase in the production of slabs: 3,016 thousand tons in 2016 to 4,216 thousand tons in 2017, an increase of 40% in the period.

 Other current assets: The increase of 16.6% (from R $ 852 million on December 31, 2016 to R$ 994 million on December 31, 2017) is mainly explained by PIS / COFINS and ICMS recoverable and income tax and social contribution to be offset.

Financial Investments: As of December 31, 2017, the balance of R $ 736 million comprises: (i) government securities (LFT) managed by exclusive funds, traded on B3 SA - Brasil, Bolsa, Selic income and immediate liquidity; and (ii) financial application linked to the Bank Deposit Certificate (CDB) to guarantee letter of guarantee, with CDI income, immediate liquidity and also recorded in B3 S.A. - Brazil, Bolsa, Balcão.

Inventories: The variation in the period basically refers to "products in preparation", due to the increase in the production of slabs: 3,016 thousand tons in 2016 to 4,216 thousand tons in 2017, an increase of 40% in the period.

Other current assets: The increase of 16.6% (from R $ 852 million on December 31, 2016 to R $ 994 million on December 31, 2017) is mainly explained by PIS / COFINS and ICMS recoverable and income tax and social contribution to be offset.

Non-current assets

Deferred income tax: Deferred income tax and social contribution on non-current assets refer exclusively to tax losses and negative basis of social contribution and were limited to 30% of deferred income tax and social contribution recognized in liabilities.

Other non-current assets: The increase of 50.9% (from R $ 1,676 million on December 31, 2016 to R $ 2,528 million on December 31, 2017) is mainly explained by the registration in 2017 of the monetary correction of compulsory loan of Eletrobrás in the amount of R $ 755 million. See note 23) of the Consolidated Financial Statements.

Investments: As of December 31, 2017, the investment account amounts to R $ 5,500 million, 20.4% higher than the balance recorded on December 31, 2016, of R $ 4,568 million. The variation in the balance of the investment in the period is mainly due to the mark-to-market of investments classified as available-for-sale, translation into the currency of presentation of investments abroad whose functional currency is not the Real, actuarial gain / loss and gain / loss on investment hedges reflecting investments accounted for by equity method.

Property, plant and equipment: At December 31, 2017, the balance of the property, plant and equipment account reached R $ 17,965 million, a decrease of 1% compared to 2016. This variation is mainly due to the acquisitions made in the period in the approximate amount of R $ 1,063 (R $ 952 million of this amount refers to acquisitions for projects in progress), partially offset by the depreciation in the period of R $ 1,380 million.

Intangible assets: on December 31, 2017, the balance of the intangible asset in the amount of R $ 7,272 million, a reduction of R $ 14 million compared to 2016. The balance basically comprises the goodwill and the fair value of the intangible assets of the combination CSN and Namisa logistics business in 2015.

Passive

Loans and Financing: The Company's consolidated gross debt totaled R $ 29,511 million on December 31, 2017, a decrease of 3% compared to the R $ 30,441 million recorded on December 31, 2016, mainly due to (i) interest amortization two contracts of fixed rated notes; (ii) amortization of the main prepayment and interest contracts; (iii) amortization of interest on CCB contracts (iv) appreciation of real freight to the US dollar during the period and (v) amortization of principal and interest on debenture contracts.

 It should also be noted that in February 2018 the Company completed the roll-out of the debt with Banco do Brasil, as well as the issuance of debt securities and repurchase of US $ 350 million (Tender Offer). See note 32) of the Consolidated Financial Statements.

Suppliers: The group of suppliers presented an increase of 40% (R $ 2,461 million in 2017 compared to R $ 1,763 million in 2016). During 2017, the Company performed a negotiation of the payment term with suppliers, which resulted in the extension of the average term in 11 days (4Q16: 51 days for 4Q17: 62 days).

Deferred taxes: as of December 31, 2017, the deferred tax liability account totaled R $ 1,174 million, which mainly comprises:

• R $ 1,894 million related to deferred income tax and social contribution not constituted;

• R $ 3,054 million of estimated losses for deferred income tax and social contribution credits;

• R $ 1,041 million of deferred income tax and social contribution related to the combination of mining and logistics business of CSN and Namisa in 2015;

• partially offset by (i) R $ 1,511 million related to the taxation of exchange rate variations by cash basis for calculating income tax and social contribution on net income; (ii) R $ 1,022 million arising from losses on available-for-sale financial assets; and (iii) R $ 1,544 million of tax loss carryforwards.

Pension and health plan: balance of R$ 909 million as of December 31, 2017 (R$ 719 million as of December 31, 2016). The increase of R$ 189 million basically refers to the post-employment health benefit, impacted mainly by the reduction of the real discount rate and the increase in the average medical cost (claim cost).

Shareholders' Equity: at December 31, 2017, the Company's shareholders' equity was R$ 8,288 million, higher by R$ 904 million to shareholders' equity as of December 31, 2016, mainly due to the appreciation in the common shares (USIM3) and (USIM5) of the investment in Usiminas, which recorded a gain of R$ 847 million recorded in other comprehensive income.

Comparison between the balance sheets of 12/31/2016 and 12/31/2015:

Cash and Cash Equivalents: mainly composed of financial investments in public and private securities and investments in first-tier banks. The balance of cash and cash equivalents at December 31, 2016 is R $ 4,871 million, 38% lower than the R $ 7,861 million recorded on December 31, 2015. This reduction is mainly due to the use of resources financial expenses of the subsidiaries abroad applied in time deposits, to meet the Company's cash requirements.

Financial Investments: As of December 31, 2016, the balance of R $ 760 million comprises: (i) government securities managed by exclusive funds that were linked as collateral for CDI interest rate futures contracts, are traded on B3 SA - Brazil , Stock Exchange, Counter, has Selic income and immediate liquidity; and (ii) financial application linked to the Bank Deposit Certificate (CDB) to guarantee letter of guarantee, with CDI income, immediate liquidity and also recorded in B3 S.A. - Brazil, Bolsa, Balcão.

Accounts receivable: At December 31, 2016, trade accounts receivable totaled R $ 1,997 million, 26.5% higher than the value of 2015, mainly due to the effect of the increase in prices in the domestic market of the steel segment, the expansion of the average collection period, registering a 6-day increase (35 days in 4Q16 x 29 days in 4Q15) and the increase in accounts receivable from related parties arising from the sale of steel products.

Inventories: At December 31, 2016, CSN's inventories totaled R$ 3,964 million, a reduction of 19.8% compared to December 31, 2015, with a 32-day reduction in average inventory maturity (94 days in 4Q16 vs. 126 days in 4Q15), due to the higher volume sold in the steel segment, reflecting the greater demand in the domestic market.

Other current assets: A reduction of 33.8% (from R$ 1,286 million on December 31, 2015 to R$ 852 million on December 31, 2016), mainly explained by variations in the following groups:

• Taxes recoverable: The reduction of R$ 216 million was basically due to IRPJ, CSLL, PIS / Cofins, ICMS recoveries and extemporaneous credits with other federal taxes;

• Prepaid expenses: The decrease of R$ 92 million is basically due to the reduction of shipments made in the "floating" condition during the year 2016. The contracts in this condition, provide for the payment of 90% of the freight value in approximately 10 days before the end of the shipment. In this way, freight expenses are recorded in prepaid expenses and when goods are delivered, this balance is recorded in income.

Derivative financial instruments: reduction of approximately R$ 116 million.

Non-current assets

Deferred taxes: In 2016, after a technical review of the future taxable income projections and the existence of tax losses generated in recent years, the Company restated the deferred tax asset balances, limiting its recognition to the limit of 30% of deferred tax liabilities. As a result, all credits arising from temporary differences were provisioned and held in stock of credits held in the Company's fiscal books for subsequent use.

Investments: on December 31, 2016, the value of the investment account is R$ 4,568 million, 14.3% higher than the balance recorded on December 31, 2015, of R$ 3,998 million. The variation in the balance of the investment in the period is mainly due to the mark-to-market of investments classified as available-for-sale, translation into foreign currencies of the investments whose functional currency is not the Real, actuarial gain reflected by CSN Mineração, a hedge of investments reflecting the investments accounted for by the equity method and the recognition of the Impairment of the fair value of Transnordestina Logística SA in the amount of R $ 387,989 thousand recorded in other operating income and expenses and R $ 131,916 thousand in deferred taxes.

Property, plant and equipment: As of December 31, 2016, the balance of the property, plant and equipment account reached R $ 18,136 million, an increase of 1.7%, or R $ 310 million, compared to 2015. This variation is mainly due to acquisitions in the period in the approximate amount of R $ 1,636 million, of which R $ 1,413 million refers to acquisitions for projects in progress, partially offset by the depreciation in the period of R $ 1,254 million.

Intangible assets: at December 31, 2016, the balance of the intangible asset account reached R $ 7,258 million, a reduction of R $ 164 million in relation to 2015. The balance basically refers to the accounting of goodwill and the fair value of intangible assets of the mining and logistics business combination of CSN and Namisa in 2015.

Passive

Loans and Financing: The Company's consolidated gross debt totaled R $ 30,441 million on December 31, 2016, a reduction of 11% compared to the R $ 34,283 million recorded on December 31, 2015, mainly due to (i) repurchase and payment interest rates on fixed rated notes; (ii) amortization of prepayment contracts; (iii) liquidation of forfaiting and risk transactions; and (iiii) appreciation of real freight to the dollar during the period.

Deferred taxes: as of December 31, 2016, the deferred tax liability account totaled R$ 1,047 million, which mainly comprises:

• R$ 1,324 million related to deferred income tax and social contribution not constituted;

• R$ 3,014 million of estimated losses for deferred income tax and social contribution credits;

• R$1,073 million of deferred income tax and social contribution arising from the combination of mining and related logistics business of CSN and Namisa in 2015;

• Partially offset by (i) R $ 1,590 million relating to the taxation of exchange rate variations by cash basis for calculating income tax and social contribution on net income; (ii) R $ 706 million arising from losses on available-for-sale financial assets; and (iii) R $ 1,311 million of tax losses and negative basis.

Plano de pensão e saúde: saldo de R$719 milhões em 31 de dezembro de 2016 (R$514 milhões em 31 de dezembro de 2015). O aumento de R$ 205 milhões refere-se basicamente ao benefício de saúde pós-emprego, impactado pela redução da taxa real de desconto e pelo aumento do custo médico médio (claim cost).

Patrimônio Líquido: em 31 de dezembro de 2016, o patrimônio líquido da Companhia era de R$7.385 milhões, superior em R$293 milhões ao patrimônio líquido em 31 de dezembro de 2015, principalmente em função do ganho de R$ 1.083 milhões do Hedge Accounting fluxo de caixa, parcialmente compensado pelo prejuízo consolidado do período no montante de R$ 853 milhões.

Pension and health plan: balance of R $ 719 million as of December 31, 2016 (R $ 514 million as of December 31, 2015). The increase of R $ 205 million basically refers to the post-employment health benefit, impacted by the reduction of the real discount rate and the increase in the average medical cost (claim cost).

Shareholders' Equity: At December 31, 2016, the Company's shareholders' equity was R$ 7,385 million, higher by R$ 293 million to shareholders' equity as of December 31, 2015, mainly due to the R$ 1,083 million gain from the Hedge Accounting flow partially offset by the consolidated loss for the period of R$ 853 million.

Cash Flow of the Company

Below is a table comparing the Company's cash flows from December 31, 2017, December 31, 2016 and December 31, 2015, in R $ thousand:

Comparison between cash flows from 2017 and 2016

The Company's free cash flow in 2017 was a negative R $ 1,460 million, compared to a negative cash flow of R $ 2,990 million in 2016.

Operational Activities

Operating cash generation was R$ 572 million and R$ 276 million in 2017 and 2016, respectively. The variation of R$ 296 million in cash from operating activities is due to the R$ 2,781 million increase resulting from the reconciliation of net income (loss) to non-cash items and an increase of R$ 744 million in working capital from Company, with special emphasis on:

•         In 2017, there was an improvement in the Company's results, with consolidated net income of R $ 111 million compared to the consolidated net loss of R $ 853 million in 2016.

•          Equity in 2016 was positive by R$ 109 million, an increase from R$ 65 million recorded in 2016. This result is mainly due to the better results in MRS and a strong reduction in the loss reflected in the result of equivalence in the TLSA.

•         Impact on the line of monetary and exchange variations, net due, the dollar oscillation.

•          Recognized result of monetary restatement of Eletrobrás's compulsory loan in the amount of R$ 755 million.

•         The variation in working capital is highlighted by inventories. In the period, there was an increase in the production of plaques, an increase of 40% in relation to 2016.

Investment Activities

 The cash flow used in investing activities was R$ 1,049 million in 2017 and R$ 2,305 million in 2016. The variation of R$ 1,256 million is mainly due to (i) the result of derivative operations and (ii) acquisition of property, plant and equipment.

Financing Activities

 The cash flow used in financing activities was R$ 883 million in 2016 to R$ 994 million in 2017, where we highlight the funding and amortization of loans and financing. See note 11) of the Consolidated Financial Statements.

Comparison of cash flows between 2016 and 2015 (restated):

O fluxo de caixa livre da Companhia em 2016 foi negativo em R$2.990 milhões, frente ao fluxo de caixa negativo de R$825 milhões em 2015.

The Company's free cash flow in 2016 was a negative R$ 2,990 million, compared to a negative cash flow of R$ 825 million in 2015.

Operational Activities

Operating cash generation was R$ 276 million and R$ 5,069 million in 2016 and 2015, respectively. The reduction of R$ 4,793 million in cash from operating activities is due to the reduction of R$ 2,781 million resulting from the reconciliation of net income (loss) to non cash items and the reduction of R$ 2,012 million in working capital from Company, with special emphasis on:

•         In 2016 and 2015, the Company recorded a consolidated net loss of R $ 853 million and R $ 1,216 million, respectively, a reduction of R $ 363 million and to the effects mentioned below:

•         The result of the equivalence in 2016 was positive in R $ 65 million compared to a positive result of R $ 1,160 million in 2015. This variation is basically due to the non-recognition of Namisa's equity in 2016, with a view to its incorporation into CSN Mineração SA (new corporate name of Congonhas Minérios SA).

•         Reduction in the line of monetary and exchange variations, net mainly due to the devaluation of the real against the US dollar of 47% in 2015 compared to a 17% appreciation of the real against the dollar in 2016.

•          In the line Impairment securities available for sale, in 2015 there was a reduction of R $ 555 million referring to Usiminas shares, which did not occur in 2016.

•          Line gains from the business combination in 2016 were positive at R $ 66 million compared to a positive result of R $ 3,297 in 2015 due to the operation of the mining and logistics business combination of CSN and Namisa in 2015.

•         The variation in assets and liabilities, especially in the reduction of: (i) inventories, which shows a decrease in the average term in 32 days (94 days in 4Q16 vs. 126 days in 4Q15); and (ii) accounts receivable related parties due to the receipt of dividends from Namisa in the amount of R $ 3,239 million in 2015, which did not occur in 2016 with a view to its incorporation into CSN Mineração.

Investment Activities

The cash flow used in investing activities was R $ 2,305 million in 2016 and R $ 2,865 million in 2015. The variation of R $ 560 million is mainly due to the payments of derivative operations, cash received from the sale of Cia Metalic Nordeste ("Metalic") and effects arising from the combined mining and logistics business operation of CSN and Namisa in 2015.

Financing Activities

The cash flow used in financing activities was R $ 3,091 million in 2015 to R $ 883 million in 2016. This variation occurred mainly due to the reduction in funding and the liquidation of forfaiting and outright risk agreements.

10.2

a) our results of operations, in particular:

(i) Description of any important revenue elements

Our company is a highly integrated business operating across the entire steel production chain, from extracting iron ore, to the production and commercialization of reels, metallic sheets for packaging and steel profiles. We also have holdings in railroads, port terminals and energy-producing companies, in addition to cement production.

Our company is constantly seeking to maximize shareholder returns by concentrating on five key activities: (i) mining; (ii) steel; (iii) logistics; (iv) cement; and (v) energy.

1. Mining

1.1. Iron ore

A CSN Mineração, a company resulting from the combination of CSN’s mining and logistics business by merging Casa de Pedra, Namisa and the Group’s other mines, is positioned as Brazil’s second-largest exporter of iron ore, considering total sales of finished iron ore products, having commercialized around 33 million tons in 2017.

The lion’s shares of our company’s net income from iron ore sales is derived from exports, primarily to Asia, especially China.

In 2016, CSN commercialized 37 million tons of iron ore, with 4.1 million tons channeled to steel production.

1.2. Limestone and Dolomite

The Bocaina mine, a limestone mine located at Arcos/MG, is responsible for supplying calcitic limestone and dolomitic limestone, raw materials used by us to manufacture steel and cement.

In 2017, the Bocaina mining operation produced 5.181 million tons of limestone and dolomite, having supplied (i) around 1.784 million tons of (limestone and dolomite) steel fluxing agents to the Presidente Vargas plant; (ii) 2.610 million tons of non-steel-making limestone for manufacturing clinker at Arcos/MG; (iii) no non-steel-production limestone was sent for cement production at the Milling Unit located at the Presidente Vargas plant; and (iv) 0.251 million tons of limestone sub-products were sold as inputs for agricultural limestone production.

In 2016, the Bocaina mining operation produced 3.42 million tons of limestone and dolomite, having supplied (i) around 1.284 million tons of (limestone and dolomite) steel fluxing agents to the Presidente Vargas Plant; (ii) 1.508 million tons of non-steel-making limestone for manufacturing clinker at Arcos/MG; (iii) 0.029 million tons of non-steel-production limestone for cement production at the Milling Unit located at the Presidente Vargas Plant; and (iv) 0.158 million tons of limestone sub-products were sold as inputs for agricultural limestone production. In addition, 0.247 million tons of limestone production sub-products were stored for future use in clinker production following the implementation of the new clinker furnace, which commenced operations in the second half of 2016.

The clinker plant, the main raw material for cement production, supplied 0.7 million, 0.4 million and 0.6 million tons of clinker in 2017, 2016 and 2015, respectively, to the milling unit in Volta Redonda/RJ.

1.3 Tin

One of the essential raw materials for manufacturing tin plate, tin is produced by Estanho de Rondônia S.A. (“ERSA”), a CSN subsidiary, with an installed production capacity of approximately 3.2 thousand tons or tin per annum. ERSA consists of Mineração Santa Bárbara, at Itapuã do Oeste, where cassiterite is extracted, and by a smelter Ariquemes, from which the tin is obtained, both located in the State of Rondônia.

The tin produced by ERSA is consumed by our company in manufacturing tin plate at the UPV. In 2017, 360 tons of tin were transferred to the UPV, and 193 tons and 251 tons, respectively, in 2016 and 2015.

1.4. Tecar

The Solid Bulk Terminal (Tecar) is responsible for shipping all iron ore traded by our company on overseas markets. In addition, Tecar also offloads other products like coal, petroleum coke, sulfur and zinc concentrate for internal consumption and for several customers.

In 2017, Tecar shipped 26.8 million tons of own and third-party iron ore and offloaded 3.3 million tons of coal, coke and other reductants.

In 2016, Tecar shipped 32 million tons of own and third-party iron ore and offloaded 2.3 million tons of coal, coke and other reductants.

In 2015, Tecar shipped 28.2 million tons of own and third-party iron ore and offloaded 3.1 million tons of coal, coke and other reductants.

2. Steel

Dominating the entire steel production chain, our company serves different industry segments with a diversified range of high value-added products. It produces a wide range of types of corrosion-resistant galvanized coated materials.

Our company’s major markets are: automotive; civil construction; major networks (distribution); white goods (household appliances); OEM (capital goods) and metallic packaging.

The Presidente Vargas plant, our main steel plant, has an installed capacity of 5.9 million tons of raw steel per annum, using two blast furnaces, a steel mill with three oxygen-blowing converters, three plate casting units and complete facilities for hot- and cold-rolling, coating and finishing of flat steels.

Our company also produces tin plate at its Volta Redonda unit, which is used in the packaging industry, and has an installed production capacity of 1 million tons/annum.

The end of 2013 saw the inauguration of a long steel production unit at the Presidente Vargas plant in Volta Redonda, built to attain a production capacity of 500 thousand tons per annum, including rods/bars and wire rods. The plant has an electric arc furnace, continuous ingot casting for billets and a hot rolling mill for long, round cross section products.

Our company has five galvanization lines in Brazil distributed thus: three at the Presidente Vargas plant in Volta Redonda, in the state of Rio de Janeiro, one at our company’s branch located at Porto Real, also in the state of Rio de Janeiro and another at our company’s branch located at Araucária in the state of Paraná.

Our company’s branch at Porto Real is located on the axis between the cities of Rio de Janeiro and São Paulo, primarily serving the automotive industry automotive with an extensive range of international-standard products and services. It has a hot dip galvanizing line, a services center cutting and producing blanks and a modern laser welding center for producing welded blanks.

The CSN branch installed at Araucária in the metropolitan region of Curitiba/PR is unit that provides stripping, cold rolling, galvanization and pre-painting services, in addition to a services center for cutting and production of blanks. Its primary products are 55%Al-Zn alloy-coated steel, which combines gloss and durability, and pre-painted steel, both with extensive applications in the civil construction and white goods sectors. Moreover, this unit can produce pure zinc-coated galvanized steel.

CSN also has three overseas subsidiaries: (i) Companhia Siderúrgica Nacional, LLC, (“CSN LLC”), located at Terre Haute, in the State of Indiana, USA, and (ii) Lusosider Aços Planos S.A., at Paio Pires, Portugal, which operate in stripping, cold rolling and galvanization of long steels, and (iii) a Stahlwerk Thüringen GmbH (“SWT”), located at Unterwellenborn, in Germany, specialized in the production of steel sections, with an annual capacity of 1.1 million tons of steel sections. The acquisition of SWT in January 2012 marked our company’s entry in the long steels segment.

2.1 - Presidente Vargas plant

Our company’s principal steel-producing unit, the Presidente Vargas plant, has an installed capacity of 5.6 million tons of raw steel per annum. In 2017, raw steel production stood at 4.4 million tons of flat steel and 0.2 million tons of long steels, and production of 3.7 million tons of rolled products. In 2016, raw steel production stood at 3.0 million tons, while the production of rolled products reached 3.2 million tons. In 2015, raw steel production stood at 3.3 million tons, while the production of rolled products reached 4.0 million tons.

2.2- Porto Real Branch

Our company’s branch at Porto Real/RJ is strategically located between the cities of Rio de Janeiro and São Paulo, primarily serving the automotive industry automotive with an extensive range of international-standard products and services. It consists of a hot galvanizing line, cutting services and a modern laser welding center. Production at the Porto Real branch stood at 293, 329 and 293 thousand tons in 2017, 2016 and 2015, respectively.

2.3 –Paraná Branch

The CSN Paraná branch produces Galvalume®, used primarily in open air construction because of its high resistance to corrosion. It also produces pre-painted flat steels, a high value-added product used in civil construction and in the production of white goods. CSN Paraná has a capacity of 100 thousand tons per annum of pre-painted steels and 220 thousand tons per annum of hot pickled products. Production at the Paraná branch stood at 616, 491 and 509 thousand tons in 2017, 2016 and 2015, respectively.

2.4- Companhia Metalúrgica Prada

Founded in 1936, Companhia Metalúrgica Prada (“Prada”) was acquired by CSN in 2006. Dedicated to the production of steel packaging and lithograph services, Prada has two plants located in São Paulo where its lithographic unit is located, as well as the manufacture of packaging for chemical products and aerosols; and a units Uberlândia-MG dedicated to food packaging, representing an important metal sheeting customer of CSN. Prada also operates in the distribution market an in services. In the southeastern region, it currently has a services center and six product distribution centers, including: slabs/plates, blanks, reels, UDC sections, welded seam piping, steel deck s and metal roofing for a range of industry segments.

Its lines have the capacity to attend to the volumes and technical specifications required by the food, chemical and aerosol industries, as well as services.

Through its distribution segment, Prada commercialized 176 thousand tons of steel in 2017. In 2016 and 2015, 279 thousand and 311 thousand tons, respectively, were commercialized though the distribution segment.

2.5- Companhia Siderúrgica Nacional, LLC

Located in the United States, Companhia Siderúrgica Nacional LLC manages a cold rolling and galvanizing plant installed Terre Haute, in the State of Indiana. In 2017, CSN LLC produced 306 thousand tons of cold rolled and galvanized reels, while in 2016 and 2015, the unit produced 250 thousand and 247 thousand tons of those products, respectively.

,2.6- Lusosider Aços Planos S.A.

Installed at Aldeia de Paio Pires, Portugal, Lusosider Aços Planos S.A. operates in cold rolling and galvanization. In 2017, Lusosider produced 376 thousand tons of galvanized, cold-rolled and pickled/oiled products, while in 2016 and 2015, these volumes reached 333 thousand and 321 thousand tons, respectively.

2.7- Stahlwerk Thüringen GmbH (SWT)

In 2012, CSN acquired Stahlwerk Thüringen GmbH, consolidating its results commencing in February of the same year. Located at Unterwellenborn, Germany, the plant specializes in manufacturing steel sections used in construction. In 2017, SWT commercialized 808 thousand tons of steel sections and, in 2016, this volume amounted to 782 thousand tons of sections. In 2015, 743 thousand tons of sections were commercialized.

3. Logistics

3.1 Ports

Tecon, the container and general cargo terminal is managed by Sepetiba Tecon S.A., a subsidiary of CSN, having handled in 2017, 188 thousand containers, consisting of 989 thousand tons of steel products and 9 thousand tons of general cargo. In 2016, the terminal handled 140 thousand containers, consisting of 804 thousand tons of steel de products and 14 thousand tons of general cargo. In 2015, the terminal handled 152 thousand containers, consisting of 926 thousand tons of steel de products and 206 thousand tons of general cargo.

3.2 Railroads

CSN has holdings in three railroad companies: MRS Logística S.A. (“MRS”), FTL – Ferrovia Transnordestina Logística S.A. (“FTL”) and Transnordestina Logística S.A. (“TLSA”).

MRS

CSN directly and indirectly holds 34.94% of the capital of MRS Logística, which operates the former Southeastern Network of Rede Ferroviária Federal S.A (RFFSA), on the Rio de Janeiro - São Paulo - Belo Horizonte axis.

The main segment of operations of MRS are heavy haul customers (ore, coal and coke cargoes), having transported around 120 million tons in 2017, equivalent to 70% of the total transported by our company.

In the container sector, MRS retained its position as one of the largest transportation companies in the Brazilian railroad industry, transporting 1.84 million containers in 2017, against 1.78 million containers in 2016 and 1.53 million in 2015.

The railroad transportation services provided by MRS are essential for supplying raw materials and for the distribution of final products. All iron ore, coal and coke consumed by the Presidente Vargas Plant is transported by MRS, as well as part of the steel produced by CSN.

FTL

CSN holds 90.78% of the equity of FTL, which operates the former northeastern network of the RFFSA, covering seven states: Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with a total extension of 4,534 km and a current transportation capacity of around 2 million tons/annum, the highlights being fuel, cement, aluminum and ore, among other products.

In 2017, 2.8 million tons were transported, worthy of note being fuel, construction material and pulp, among other products, especially on the stretch between São Luís, Teresina and Fortaleza. In 2016, 2.7 million tons were transported, 2,4 million tons in 2015 and 2 million tons in 2014.

TLSA

The railroad project provides for the 1,753-km extension of the network that will connect the railroad terminal at Eliseu Martins (PI) to the Ports of Suape (PE) and Pecém (CE), crossing several cities in the states do Piauí, Pernambuco and Ceará.

The railroad has a projected operating capacity of 30 million tons/annum and should play an important role in the development of the Northeastern region while creating a logistics option for local economic development in the oil and derivatives, grains, mining and agriculture sectors among others. At December 31, 2017 the equity holding of CSN in TLSA was 46.30%, 49.01% at December 31, 2016 e and 56.92% at December 31, 2015

 4. Energy

Its assets in this segment are (i) the Itá hydroelectric plant, in Santa Catarina, in which our company holds an indirect 29.5% equity stake through an equity interest of 48.75% in Itá Energética S. A., corresponding to 197 average MW; (ii) the Igarapava hydroelectric plant, in Minas Gerais, with a participation of 24.37 average MW, in which our company holds 17.9% of the total capital; and (iii) the Central Thermal Electric Cogeneration Unit at the Presidente Vargas plant in Volta Redonda/RJ, with an installed capacity of 235.2 MW, an which uses as fuel the residual gases from steel production.

In 2014, operations began of a Topo Recuperation Turbine with a 21MW capacity, installed in blast furnace 3 of the Presidente Vargas plant at Volta Redonda/RJ, which takes advantage of the gas pressure to generate energy.

5. Cement

The cement industry and the steel industry are highly complementary, supplying the entire civil construction segment, and industry of fundamental importance for Brazil’s economic development.

Last year saw the beginning of the second clinker production line at Arcos (MG). Our company is currently self-sufficient in cement production, with an installed capacity of 4.7 million tons per annum. In 2017, 3.3 million tons of cement were produced, and 2.8 million in 2016.

CSN currently commercializes CP-II and CP-III types of cement in the Baixada Fluminense region, the south of the state of Rio de Janeiro, the Vale do Paraíba region and Greater São Paulo, in addition to the state of Minas Gerais.

Net Income of the Company

The tables and charts below illustrate our company’s consolidated net income:

(ii) Factors that had a material effect on the results of operations

The major sources of our company’s revenues come from the production and commercialization of steel products and iron ore. So, the level of economic activity in Brazil and worldwide has a strong influence on its results.

Our company mostly sells steel products on the domestic market. So, one of the factors affecting the results is the pace of growth of the domestic economy, especially those sectors where the use of steel is more intensive, such as the automotive industry, white goods and civil construction. These sectors are directly influenced by the availability and cost of consumer credit. Macroeconomic policy decisions, such as interest rate levels or those affecting credit, like taxes and other mechanisms, are permanently monitored. The impact of infrastructure works is also an important factor, whether involving special events or the growth of manufacturing sectors such as oil or civil construction and Accelerated Growth Program works, among others.

Another influential factor is the balance of global supply and demand for steel, which determines price levels and also influences import levels.

In the mining business, the results are directly affected by the balance of the global supply and demand for iron ore. The lion’s shares of our company’s net income from iron ore sales is derived from exports, primarily to Asia, especially China.

On the cost side, the prices for metallurgical coal, coke, pellets and metals like aluminum, zinc and tin, as well as currency rates, are important factors for steel production. In the case of mining and logistics (rail transportation), fuel costs are an important component.

b) variances in revenues due to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

In the steel industry, in addition to international prices, factors like currency rates, import rates, and internal supply and demand can affect the prices of our products. Furthermore, the effect of inflation and foreign exchange rates affects costs and revenues, and may impact the profitability of the business.

In the case of mining, the great majority of our sales come from exports of iron ore, and are therefore tied to international demand. The exchange rate component is a critical factor for determining cost competitiveness and revenue.

In the case of cement, revenue is denominated in Reais, and variances in inflation can affect our results. So, the foreign exchange component is less of an issue in this segment.

As most of our revenues come from the steel and mining segments, we quantify below the effects of modifications to volumes and prices on our revenues in these two segments.

In 2017, net income stood at R$18.5 billion, up by 8% over 2016, primarily because of adjustments to the prices of steel products, while in the mining segment, the increase was a factor of the higher prices for iron ore. Net income from steel manufacturing was R$12.9 billion, or 70% of consolidated net income, with sales of 4.9 million tons of steel, of which 2.8 million on the domestic market and 2.1 million on the overseas market (bearing in mind exports and overseas sales through the subsidiaries Lusosider, CSN LLC and SWT). Net income from mining amounted to R$4.6 billion, accounting for 25% of consolidated net income, with sales of 33 million tons iron ore.

In 2016, net income stood at R$17.1 billion, up by 12% over 2015, primarily because of adjustments to the prices of steel products, while in the mining segment, the increase was a factor of the higher volumes of iron ore commercialized and the higher ore prices. Net income from steel manufacturing was R$11.5 billion, or 67% of consolidated net income, with sales of 4.9 million tons of steel, of which 2.8 million on the domestic market and 2.1 million on the overseas market (bearing in mind exports and overseas sales through the subsidiaries Lusosider, CSN LLC and SWT). Net income from mining amounted to R$4,582 billion, accounting for 27% of consolidated net income, with sales of 36,9 million tons iron ore, predominantly on the overseas market.

In 2015, net income reached R$15.3 billion, 5% down against 2014, primarily because of the lower revenue from the mining segment. Net income from steel manufacturing was R$11.2 billion, or 68.2% of consolidated net income, with sales of 5.0 million tons of steel, of which 3.0 million on the domestic market and 2.0 million on the overseas market (bearing in mind exports and overseas sales through the subsidiaries Lusosider, CSN LLC and SWT). Net income from mining amounted to R$3,2 billion, accounting for 19,4% of consolidated net income, with sales of 25,7 million tons iron ore, predominantly on the overseas market.

c) impact of inflation, variation in prices of the principal inputs and products and exchange and interest rates on our results of operations and financial results

Part of our costs and expenses are tied to the Real, with an inflation adjustment clause in the contracts.

As mentioned in sub-section (a), the price of certain inputs directly affects our results, especially:

  Coal, coke, pellets and metals, in the case of steel, linked to the US dollar;
  Fuel, in the case of mining and railroad transportation; and
  Clinker, in the case of cement.

Besides manufacturing inputs, another important factor is the price of equipment and services, since we have a substantial portfolio of investment projects in all our business areas.

Our company is exposed to interest and currency rate risks on its loans, financing and financial investments.

Readily available financial resources are channeled to investment funds which include repo transactions whose underlying securities are private and government bonds with pre-fixed yields and immediate liquidity. Private securities are financial investments in bank certificates of deposit (CDB) whose yields are linked to the variance in the interbank certificate of deposit (CDI) rates, while government securities basically involve repo transactions backed by National Treasury Notes. In addition, we also invest a portion of our financial resources overseas, in time deposits bearing pre-fixed interest rates.

CSN has foreign and local currency debt bearing pre- and post-fixed rates

On December 31, 2016, 52% of our debt was denominated in Reais and 48% in other currencies.

On December 31, 2015, 47% of our debt was denominated in Reais and 53% in other currencies. On December 31, 2014, 54% of our debt was denominated in Reais and 46% in other currencies.

The debt is linked to Libor (London Interbank Offered Rate), the CDI (Interbank Certificate of Deposit) rate and the TJLP (Long-Term Interest Rate). On December 31, 2017, around 65.3% of our debt was tied to floating interest rates (Libor, TJLP, and CDI), in comparison with 67% on December 31, 2016.

Consolidated net currency exposure on December 31, 2017 is shown in the following table:

It should be stressed that CSN uses a range of instruments to hedge against both currency and interest rate risk.

10.3 Significant effects created or that will likely create by the following events in the Company's financial statements and results:

a) introduction or disposal of an operating segment
In 2017, there was no introduction or disposal of operating segment.
b) creation, acquisition or sale of shareholding
There was no change.
c) unusual events or transactions
In 2017, there were no unusual events or transactions that significantly affected the Company's business.

10.4

a) significant changes in accounting practices

The table below lists the standards and interpretations issued by IASB (International Accounting Standard Board), but that have not yet come into effect and have not been adopted in advance by the Company for the year ended on December 31, 2017, since the adoption is not allowed for entities that disclose their financial statements in accordance with the accounting practices adopted in Brazil.

To date, the impacts of the new standards are under study and evaluation and, therefore, the Management is unable to establish the qualitative and quantitative effects of the application of these standards.

In addition to those listed below, there are no other standards and interpretations issued and not yet adopted that may, in the Management's opinion, have a significant impact on the results or equity disclosed by the Company.

Standard	Main points introduced by the standard	Comes into effect on
IFRS 9 - Financial Instruments

IFRS 9 maintains, but simplifies, the combined measurement model and establishes two main categories of measurement for financial assets: amortized cost and fair value. The classification depends on the entity's business model and on the characteristics of the contractual cash flow of the financial asset.

January 1, 2018
For financial liabilities, the standard maintains most of the requirements of IAS 39.

The main change refers to cases in which the calculated fair value of the financial liabilities should be segregated so that the part concerning the fair value related to the credit risk of the entity itself is accounted in “Other comprehensive results” and not in the result of the period.

The guidance in IAS 39 on impairment of financial assets and hedge accounting remains applicable.

This new standard provides the principles that an entity will apply to establish the revenue measurement and when it should be accounted.
IFRS15 - Revenue from Agreements with Customers	The standard replaces IAS 11 - Construction agreements, IAS 18 - Revenues and corresponding interpretations.	January 1, 2018

This new standard establishes the principles to account, measure, present and disclose leases and introduces a single model for the accounting of leases in the balance sheet for the lessees. A lessee accounts an asset of right of use that represents its right to use the leased asset and a lease liability that represents its obligation to pay for the lease. Optional exemptions are available for short-term leases and low-cost items. For lessors, the accounting treatment remains basically the same, with the classification of leases as operating leases or financial leases, and the accounting of these two types of lease being different. IFRS 16 replaces the current lease standards, including IAS 17/CPC 06 (R1) - Leasing transactions and ICPC 03 (IFRIC 4, SIC 5 and SIC 27) - Other aspects of leasing transactions.

IFRS16 - Leases
January 1, 2019

IFRIC 22 - Transaction in Foreign Currency and Early Payment

This interpretation deals with transaction in foreign currency (or part thereof) when the entity recognizes the non-monetary asset or non-monetary liability arising from the payment or early receipt before the entity accounting the related asset, expense or revenue (or part thereof).

January 1, 2018
IFRIC 23 - Uncertainties Regarding Tax Treatments

It may not be clear how the tax law may be applied to a particular transaction or circumstance. This interpretation complements CPC 32/IAS 12 - Taxes on profit, clarifying how to deal with the effects of uncertainty in the accounting of taxes on profit.

January 1, 2019

The following information are about possible impacts on the adoption of IFRS 9 / CPC 48 and IFRS 15 / CPC 47 that were available in the preparation of these financial statements. Therefore, these preliminary assessments and their potential impacts are subject to change until the initial adoption is disclosed in the 2018 financial statements.

- IFRS 9 / CPC 48 Financial Instruments

Classification and measurement of financial assets: Management evaluated the classification and measurement of financial assets offered by the new pronouncement based on its diagnosis, business model, cash flow expectations and observing the financial assets model management. In this way, it concluded that its investment in Usiminas shares would be appropriately classified in the category of "fair value through profit and loss" and that loans and receivables would be classified in the category of measured at amortized cost.

In the classification of the "fair value through profit or loss" category, the gains or losses arising from the price quotation of the shares are recorded directly in the result at the time of adoption and throughout all future periods. In turn, as it was an initial adoption, the Company evaluated the possible impacts related to the investment in Usiminas shares and the amount previously determined for recognition in the income statement would represent a revenue in the group "Other operating income and expenses" in approximately R $ 1.5 billion (gross), arising from the recording of the accumulated balance currently recorded in other comprehensive income.

- IFRS 15 Revenue from Contracts with Customers

The Company's Management evaluated all stages of the new standard for the recognition of revenue from contracts with customers. Based on this analysis, the Company did not identify material measurement impacts on the application of this standard.

The observed impacts are related to the review of internal procedures, with the objective of ensuring that the new contracts with clients are properly evaluated and accounted in accordance with the principles of the new standard.

- IFRS 16 Leasing

In regards to leasing, the Company will evaluate the effects of applying the new standard during 2018, in its main contracts.

The Company does not expect material impacts arising from the application of the new standard.

- IFRIC 22 - Foreign currency transaction and down payment

In relation to IFRIC 22, the Company will evaluate the effects of applying the new interpretation during 2018 in its foreign currency operations.

The Company does not expect material impacts arising from the application of the interpretation.

b) efeitos significativos das alterações em práticas contábeis
Não houve alteração de prática contábil.
c) reservations and emphases in the auditor's opinion:

Reservation

We inform that there are no qualifications in the independent auditors' reports for the fiscal years 2017, 2016 and 2015

Emphases

In the last three years the jointly controlled subsidiary Transnordestina Logística S.A. was mentioned in the opinion of the independent auditors in the emphasis paragraph. We comment below the opinion of the independent auditors for the 2017, 2016 and 2015 financial years.

1.  Operational continuity of the jointly controlled subsidiary Transnordestina Logística S.A.

The railway network of the jointly-owned subsidiary Transnordestina Logística S.A. is under construction and the deadline for conclusion of the work is currently under review and discussion with the Governmental Agencies. The completion of the work depends on resources still to be made available, characterizing relevant uncertainty and, consequently, doubts about the start-up and operational continuity of TLSA. The opinion of the independent auditors is not qualified by virtue of this matter.

We comment below the emphasis paragraphs in the independent auditors' report for the 2016 and 2015 financial years.

2.     Restatement of the financial statements as of December 31, 2015

At the end of 2016, the Company decided to revise the accounting treatment given to the operation performed by the Company on November 30, 2015 and concluded on December 31, 2015, which resulted in the combination of mining and related logistics business involving its subsidiary CSN (Formerly Congonhas Minérios SA) and Nacional Minérios SA (NAMISA), with no change in its business structure, which resulted in significant adjustments and, consequently, the need to restate the financial statements for the year ended December 31, 2007. It should be noted that these financial statements, in turn, had already been voluntarily restated on November 14, 2016 due to the change of interpretation in the application of Technical Pronouncement CPC 15 / IFRS 3 - Business Combination identified during discussions that the Company with its independent auditors on the l of the presentation of the item of participation of non-controlling shareholders of CSN Mineração S.A. in the consolidated financial statements.

The restatement of the financial statements for the year ended December 31, 2015, originaly detailed review of the transaction of the aforementioned business combination, as well as a thorough review of various components and transactions, including studies that support the recognition and maintenance of amounts of long-lived assets, such as investments in subsidiaries and affiliates, goodwill, property, plant and equipment and tax credits.

As a consequence of this review, a long-lived asset whose realization depends on projections with observable premises was re-evaluated and, in turn, had its expectation of adjusted realization. Accordingly, the financial statements for the year ended December 31, 2015, originally dated March 28, 2016 and resubmitted on November 14, 2016 due to adjustments in the non-controlling interest, were restated for the second time in of the detailed reviews mentioned above.

Operational continuity of the jointly controlled subsidiary Transnordestina Logística S.A.

Note 10.d) to the financial statements for the year ended December 31, 2016, describes the stage of completion of the new railway network of the jointly-owned subsidiary Transnordestina Logística SA ("TLSA"), currently under construction, and whose deadline for completion of the project, initially scheduled for January 2017, is currently under review and discussion with government agencies. The completion of the project works and the consequent start of operations depend on the continued availability of resources from its shareholders and third parties.

Nesse sentido, a TLSA realizou um teste de recuperabilidade de seus ativos próprios de longa duração utilizando-se do método do fluxo de caixa descontado. Adicionalmente, a CSN, como investidora, realizou o seu teste de recuperabilidade da sua participação na TLSA através da capacidade de distribuição de dividendos pela TLSA, metodologia conhecida como Dividend Discount Model, ou DDM, para remunerar o capital investido por seus acionistas. Mais detalhes do teste de recuperabilidade e premissas utilizadas, estão apresentadas na nota explicativa n.10.d) das demonstrações financeiras do exercício findo em 31 de dezembro de 2016. Como resultado do teste efetuado, a Companhia reconheceu uma perda na mais-valia do investimento da TLSA no valor de R$ 387.989 mil registrada em outras operacionais e R$ 131.916 mil de impostos diferidos.

In this regard, TLSA conducted a recoverability test of its own long-lived assets using the discounted cash flow method. In addition, CSN, as an investor, performed its impairment test of its stake in TLSA through the dividend distribution capacity of TLSA, a methodology known as Dividend Discount Model, or DDM, to remunerate the capital invested by its shareholders. Further details of the impairment test and assumptions used are presented in note n.10.d) to the financial statements for the year ended December 31, 2016. As a result of the test performed, the Company recognized a loss in the investment of TLSA in the amount of R $ 387,989 thousand recorded in other operating companies and R $ 131,916 thousand in deferred taxes.

10.5 The officers must appoint and comment on the Company's key accounting policies, in particular the accounting estimates made by management on matters that are uncertain and significant to the description of the financial situation and results that require subjective or complex evaluation, such as: provisions, contingencies, revenue accounting, tax credits, long-term assets, useful lives of noncurrent assets, pension plans, exchange adjustments to foreign currency, costs with environmental recovery, criteria for the test of assets recovery and financial instruments

Key accounting policies of the Company:

The preparation of the financial statements in accordance with International Financial Reporting Standards (IFRS) and the standards issued by the Accounting Pronouncements Committee (CPC - Comitê de Pronunciamentos Contábeis) require the use of certain accounting estimates and also the evaluation of the management in the application of the Company's accounting policies.

The estimates are based on the best current knowledge of each fiscal year. Changes in facts and circumstances may lead to a review of these estimates. Actual future results may differ from these estimates.

The significant assumptions and estimates that, in the evaluation of the Company's management, require deeper evaluation or are more complex in order to prepare the financial statements, are as follows:

(a)   Cash and Cash Equivalents

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable within 90 days after being contracted, promptly convertible into an amount known as cash and with insignificant risk of change in its market value. Bank certificates of deposit and government bonds that do not meet the criteria above are not considered cash equivalents and are classified as financial investments.

(b)  Fair Value of Business Combination

The identifiable assets acquired and liabilities undertaken in a business combination are measured at fair values at the acquisition date, as required by CPC 15 (R1) “Business Combination”. Consequently, when establishing the allocation of the purchase price, the fair values of certain items are adjusted, such as inventories, property, plant and equipment, mines, actual value of noncurrent assets and liabilities, among others, which are established by valuation reports made by independent evaluators. As of acquisition date, the Company has a maximum term of 12 months (measurement period) to account other (better) information on the fair value accounted on the acquisition date. The acquisition method is used to account for each business combination carried out. The Company accounts the non-controlling interest in its financial statements, by the proportional percentage of the fair value of the net assets of the acquiree.

Goodwill is represented by the positive difference between the amount paid and/or payable for the acquisition of a business and the net amount of the fair value of the assets and liabilities of the subsidiary acquired. If there is a gain due to an advantageous purchase, the Company must immediately account the result for the period, at the acquisition date.

(c)   Asset’s Useful Life

Depreciation is calculated by the linear method based on the remaining useful life of the assets as per note 9 and 10 of the consolidated financial statements. The useful lives initially established by independent experts are reviewed, at least every year, for all units. If there are parts of a fixed asset with different useful lives, these parts are accounted separately as items of immobilized.

(d)  Mineral Reserves and Useful Life of Mines

Estimates of proven and likely reserves are periodically evaluated and updated. These reserves are established using geological assessment techniques generally accepted. The calculation of reserves requires the use of several assumptions by the mining team and changes in some of these assumptions may have a significant impact on the likely and proven reserves recorded and on the useful life of the mines.

(e)   Impairment Test of Tangible and Intangible Assets

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually to verify the impairment. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the book value may not be recoverable. The amount accounted in an impairment loss corresponds to the book value of the asset that exceeds its recoverable value, this being the higher amount between the asset's fair value less costs to sell and its value in use. To carry out the impairment evaluation, the assets are grouped at the lowest levels for which there are separately identifiable cash inflows (Cash Generating Units - CGUs). Non-financial assets, except goodwill, that have been impaired are subsequently reviewed to verify a possible reversal of the impairment at the reporting date.

For equity instruments (share) classified as available for sale, a significant or prolonged decrease in the fair value of the security below its cost is also evidence that the assets are impaired. An evaluation is needed to identify a “significant” or “prolonged” decrease, and several factors are evaluated, such as the historical variations of the share price, duration and proportion in which the fair value of the investment is lower than its cost, in addition to the financial health and short-term business prospects for the investee, such as industry and segment performance, changes in technology and operating and financial cash flow.

(f)   Pension and Post-Employment Benefits

The pension plans granted by the Company substantially cover all employees. The amounts recorded depend on several assumptions that are established by actuarial calculations, in accordance with CPC 33 (R1) - Employee’s benefits. These assumptions are described in note 26 of the Company's consolidated financial statements and include, among others, the return rate on investments and nominal salary growth. When the benefits of a plan are increased, the part of the increased benefit related to past employees’ service is accounted as profit or loss by the linear method over the average term until the benefits become vested. Under the condition of the benefits becoming vested, the expense is immediately accounted in the result.

The Company opted to immediately account all actuarial gains and losses resulting from current benefit plans in other comprehensive results and subsequently transferred to accumulated profit or loss. In the event of extinction of the plan, the accumulated actuarial gains and losses are accounted in the result.

The Company and some subsidiaries offered post-retirement health benefits to their employees. The expected costs of these benefits were accrued throughout the employment, using the same accounting methodology that is used for the current pension plan benefits.

These obligations are evaluated annually with qualified independent actuaries.

(g)   Provisions

Provisions for legal proceedings are account only when the possibility of loss is considered likely and the amount can be estimated with reasonable certainty. This estimation is carried out by the Company's management together with legal advisors. The estimates are duly recognized in our financial statements in accordance with CPC 25 - Provisions, Contingent Liabilities and Contingent Assets.

The Company is also involved in legal and administrative proceedings in order to obtain or defend legal rights in tax matters that it deems unconstitutional and considers that the amounts should not be paid. The amounts accounted for these tax disputes and other contingencies may be subject to future changes, due to the developments in each case, such as changes in legislation or specific final court ruling for the Company. In the currently uncertain Brazilian legal environment, as well as in other jurisdictions, require the management to make estimates and evaluations regarding the results of future events. Other details on provisions can be found in explanatory note 16 of the Company's consolidated financial statements.

(h)  Deferred Income Tax and Social Contribution

The actual and deferred income tax and social contribution are calculated based on the tax laws enacted on the date of the balance sheet, including in countries where the Group operates and generates taxable income. The management periodically evaluates the positions taken in the ascertainment of income taxes, assessing situations in which the applicable tax regulations may have different interpretations. The Company establishes provisions, when appropriate, based on the estimated amounts of payment to the tax authorities. Actual and deferred taxes are accounted in the result, unless related to the business combination, or items accounted directly in the net equity.

The actual tax is the event to be paid or expected to be received on the taxable profit or loss for the year at rates decreed on the date of submission of the financial statements and any adjustment to taxes payable concerning prior years.

The deferred tax is established for temporary differences between the book value of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes. The deferred tax is not established for temporary differences from the initial accounting of assets and liabilities in a transaction that is not a business combination and does not affect the accounting profit nor loss or tax loss, and the differences concerning investments in subsidiaries when it is likely that they will not be reversed in the foreseeable future.

In addition, the deferred tax liabilities are not established for temporary tax differences from the initial accounting of goodwill. The deferred tax is measured by applying the rates that are expected to be applied to temporary differences when they are reversed, based on the laws issued up to the date of submission of the financial statements.

The actual tax income and social contribution are submitted as net, by the taxpayer, in liabilities when there are amounts payable, or in assets when the amounts paid in advance exceed the total amount due at the reporting date.

The deferred tax assets and liabilities are offset if there is a legal right to offset actual tax liabilities and assets and they are related to income taxes levied by the same taxing authority on the same taxable entity.

An asset of deferred income tax and social contribution is established for tax losses, tax credits and deductible temporary differences not used, in cases in which is likely that the future taxable income will be available and against which it will be used. A review is carried out annually to verify the existence of taxable future profits and a provision for loss is established when the realization of these credits is not likely in a period of less than 10 years.

(i)    Provisions for Doubtful Credits

Estimated losses with doubtful credits were established in an amount considered enough to withstand possible losses. To establish these estimated losses the management's assessment considers the client's background, financial situation and the position of our legal advisors regarding the receipt of these credits.

(j)   Fair Value of Derivative Financial Instruments

•         Derivative instruments

The Company accounts in its balance sheet all derivative financial instruments at fair value. Certain derivative instruments do not qualify for hedge accounting. The variation in the fair value of any of these derivative instruments are immediately included in the income statement under “financial result”.

Regarding the measurement of the fair value, we must address factors such as the exchange rate and future interest rates. For a better understanding of the possible impact of the exchange and interest rates on the Company's main instruments and positions, see explanatory note 12 of the Company's consolidated financial statements.

•         Hedge activities

The Company adopts the hedge accounting and establishes certain financial liabilities as hedging instruments for exchange rate risks connected to cash flows from expected and highly likely exports (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship between the hedging instruments and hedged items (expected exports), as well as the purposes of the risk management and the strategy to carry out several hedging transactions. The Company also documents its assessment, both at the start of the hedge and on an ongoing basis, that the hedge transactions are highly effective to offset variations in the cash flows of hedged items.

The effective part of the changes in the fair value of the financial liabilities established and classified as cash flow hedges is accounted in the net equity under “Hedge Accounting”. Gains or losses related to the non-effective part are accounted as financial income, when applicable.

The amounts accumulated in the equity are realized in the income statement for the periods in which the expected exports affect the result.  When a hedge instrument prescribes or is settled in advance, or the hedge relationship no longer meets the Hedge Accounting criteria or if the Management decides to discontinue the Hedge Accounting, any cumulative gain or loss in the equity remains accounted in the net equity. When the expected transaction is carried out, the gain or loss will be reclassified as result. When an expected transaction is no longer expected, the cumulative gain or loss accounted in the net equity is immediately transferred to the income statement under “Financial income”.

The transfers of hedged amounts are shown in note 12.b

10.6 Relevant items not evidenced in the Company's financial statements:

a) assets and liabilities held by the Company, directly or indirectly, that were not included on its balance sheet (off-balance sheet items), such as:

(i) operating leases, assets and liabilities;

(ii) wrote-off receivables portfolios on which the entity has risks and obligations, indicating their respective liabilities;

(iii) agreements for future purchase and sale of goods or services;

(iv) agreements for constructions not completed;

(v) agreements to receive future financing.

The Company has the following significant liabilities that are not included in its financial statements (amounts in R$ thousand):

Take-or-Pay Agreements

On December 31, 2017 and 2016, the Company had take-or-pay agreements, as shown in the table below:

Concession and Lease Agreements

The future minimum payments regarding government concessions, on December 31, 2017, are as shown in the table below:

b) other items not included in the financial statements:
Not applicable.

10.7. Concerning each of the items not evidenced in the financial statements indicated in item 10.8, comment on:

a) how these items change or may change the revenues, expenses, operating results, financial expenses or other items of the Company's financial statements:
See item 10.6
b) nature and purpose of the transaction:
See item 10.6
c) nature and amount of the obligations undertaken and of the rights generated in favor of the Company as a result of the transaction:
See item 10.6

10.8. Main elements of the Company's business plan:

(a) investments, including:

(i) quantitative and qualitative description of the investments in progress and the investments planned;

(ii) sources of investment financing; and

(iii) relevant divestitures in progress and planned divestitures.

b) already disclosed acquisitions of plants, equipment, patents or other assets that should materially affect the productive capacity of the Company;

Quantitative and qualitative description of on-going and projected investments

The issuer’s investment budget for 2018 includes conclusion of the on-going capital projects and current investment projects essential for maintaining the conditions for operational capability, the environment and safety. New investments will be evaluated taking into account the marketing conditions, financial wherewithal and the outlook for additional cash generation of each project.

Bearing in mind those guidelines, the projected investments for 2018 are of the order of R$1.1 Bi. We give the highlights below:

Steel: R$581 million, especially for current blast furnace investments, technological modernization projects at the UPV, operating safety investments at the UPV and maintenance projects at the other units;

Mining: R$393 million, especially current investments in dams, treatment and filtering of tailings, on-going projects for processing of iron ore, projects for increasing the volume and improving the quality of quality do iron ore and current projects for investing in maintenance of the units;

Cement: R$60 million, especially maintenance projects involving the Arcos and Volta Redonda units;

Other investments: R$54 million for current investments in the other operations (like FTL and Tecon) and those of a corporate nature (like TI).

In 2017, the issuer’s investments amounted to around R$1.065 Bi, the highlight being:

Steel: R$481 million, especially the revamp of the UPV coke batteries, environmental projects (UPV consent decree), general repairs to equipment at the UPV, technological modernization projects at UPV and maintenance projects at the other units;

Mining: R$378 million in projects for adding pellet feed capacity using tailings deposited at the dams, as well as current investments in dams, improvements to the quality of the iron ore and current investment projects de investments at the units;

Cement: R$118 million, especially the conclusion of expansion projects at Arcos (a new clinker oven) and unit maintenance projects;

Other investments: R$96 million for current investments in the other operations (like FTL and Tecon) and those of a corporate nature (like TI).

Below is a breakdown of the main investments planned by the issuer:

Mining (iron ore)

Bearing in mind the marketing conditions, financial wherewithal and the outlook for additional cash generation from the project, during the initial phase an evaluation is made of expanding production capacity to enhance the quality of the iron ore at the Casa de Pedra mine and the expansion of capacity at the port in Itaguaí/RJ (Tecar) to accompany the increased capacity of the mine.

Steel

The investment plan for the years ahead are giving priority to current investment projects in efficiency gains, such as the revamp of the coking ovens, sintering, blast furnace, the steel mill, stripping and continuous casting, in addition to executing operational safety projects, technological modernization at the UPV and maintenance projects at the other units.

Cement

In the second half of 2016, CSN commenced operations at a new clinker production line at Arcos, where a clinker oven already functioned using limestone from its own mine and two cement mills. Maintenance projects at these two units are expected to be carried out in 2018.

FTL - Ferrovia Transnordestina Logística S.A.

A company recently constituted to take over the spun-off portion of Transnordestina Logística S.A. and to operate the former Northeastern Network. It has a concession that was granted on December 31, 1997, renewable for a further 30 years, to develop a public service for running the railroad system in Brazil’s northeastern region. The Northeastern railroad system covers 4,238 km of railroad, operating in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. The investments planned involve current investment projects and modernization of the mainline infrastructure, rolling stock and operations to increase the railroads competitiveness and attract fresh volumes of cargo.

 Ports (Tecon)

The container terminal (Tecon) managed by Sepetiba Tecon S.A., a subsidiary of CSN, is a Hub Port. According to ABRATEC- the Brazilian Association of Container Terminal for Public Use, Tecon ranks as the largest container terminal in Rio de Janeiro and one the largest in its segment in Brazil.

Tecon was expanded by setting up a project to equalize berth 301, creating a continuous wharf for simultaneous operation of large ships. This project expanded the terminal’s capacity to around 440 thousand containers a year.

The planned investments will prioritize current investment projects intended for operational modernization.

Sources of financing for the investments

The issue expects to finance the investments using its own funds, financing from public and private sources and occasional strategic partnerships.

Relevant on-going and projected divestments

With the primary aim of reducing the Company’s financial leverage, management is engaged in pursuing a financial agenda that could include the divestment of a set of assets. Nevertheless, one cannot confirm that the sale within a 12-month period of any of the earmarked assets is highly likely. The company is looking at a range of selling scenarios that vary depending on different macroeconomic and operating assumptions. Within this context, the company has not segregated or reclassified those assets in the financial statements as discontinued operations, in accordance with CPC 31 (IFRS 5).

c) new products and services, indicating:

(i) description of the on-going research already disclosed:

(ii) total expenditures by the issuer in research for the development of new products or services;

(iii) projects under development already disclosed; and

(iv) total expenditures by the issuer in the development of new products or services.

 CSN invests in research, development and innovation to enhance its products and processes, in order to meet market demands and its customers’ expectations. Among the new products developed, worthy of notice are:

•          Expansion of the dimensional offer of DP600-class Advanced Dual Phase High-Resistance Galvanized Steel in the Brazilian automotive market.

•          Consolidation of FB590-class Ferrite-Bainite Advanced High-Resistance Galvanized Steel, with thicknesses exceeding 2.0mm, with galvanized hot- and cold-rolled substrates on the Brazilian automotive market.

•          Consolidation, on the Brazilian civil construction market, of G450-class High-Resistance Structural Galvanized Steel.

•          Consolidation of the supply of Pre-Painted Steel with new colors for export.

•          Consolidation of IF (Interstitial-Free) High-Resistance steel, IF 210 HSS Pre-Painted Galvanized (Zn-Fe GA alloy) steel with a thickness of 0.70mm for use in fuel tanks on the domestic automotive market.

•          An increase in the portfolio of Stripped High-Resistance Hot-Rolled Products destined for the manufacture of small-diameter piping submitted to drawing and thermal treatment processes.

•          Customization of Extrafino® Cold-Rolled steels (BFE), specification CSN LUM 60, for use in the light fittings market.

•          Certification of Hot- and Cold-Rolled products totaling 5 new specifications, to meet the global requisites of Ford and PSA.

•          Development CSN-LEX TH 390 tin plate, with a thickness of 0.17 mm and a covering of 2g/m2, for the bodies of expanded metallic packaging.

•          Application of standard tin plate to the production of metallic packaging bodies 99 mm in diameter, in the dehydrated milk product’s segment to enhance the competitiveness with substitute packaging.

Investments in the modernization and technological upgrading of the PD&I laboratories under the Project for Innovation in Advanced High-resistance Steel Products for Application on an Industrial Scale in the Automotive Industry, financed by the FINEP, totaled R$2.600,00 thousand in 2017.

The following products are in the development phase:

•          Dual Phase Advanced High-Resistance Galvanized Steel in the DP450, DP500, DP600HF (High Formability), DP800 and DP1000 classes, for application in car body panels and structural items.

•          CSN Press Hardening Steel - PHS 1200/1500 GA for Drop Forging, intended for application in structural components of car bodies.

•          CSN Galvanized steel for application in piping for bus body structures.

•          High-Resistance Galvanized IF (Interstitial-Free) steel, in the IF 260 and 300 HSS classes, intended for application in structural items for the automotive segment.

•          Texturized Pre-Painted Material for use in refrigerator cabinets in the white goods segment.

•          G500 and G550-class High-Resistance Structural Galvanized Steel for the civil construction segment, with the focus on silo applications.

•          High-Resistance 55%Al-Zn-coated Structural steel for construction systems in general.

•          Hot-rolled and hot-rolled stripped steel on the High-resistance and Low Alloy (ARBL) class, with 650MP-class properties for the auto parts and agricultural segments.

•          High-Carbon, CSN AC80-specification steel for application in ball bearing raceway rings for clutches.

•          Development of a new production process for High-resistance and Low-Alloy Cold-Rolled (HSLA 420) steels for application in the automotive industry.

•          CSN-SOFT_T3,5,-specification tin plate, via continuous baking for expanded can bodies, substituting the box annealing route.

Total expenses in 2017 with research, development and innovation in new products and services were R$15,608 thousand.

10.9 Other factors with a materially relevant impact on operating performance that have not be identified or commented on in the other sub-sections of this section.
All material and pertinent information has been identified or commented on in the other sub-sections of this section.

ANNEX II – Management’s Proposal

COMPANHIA SIDERÚRGICA NACIONAL

ATTACHMENT III

ALLOCATION OF THE NET INCOME

Base Date: December 31, 2017

(as per Exhibit 9-1-II of CVM Instruction No. 481, of December 17, 2009)

1. Inform the net income for the fiscal year

Net income for the fiscal year of 2017 was R $ 10,272,120.82, and was used to offset accumulated losses in prior years, with the respective amortization of the Accrued Loss Account, pursuant to article 30, paragraph 1, of the Company's Bylaws. Company and article 189, caput, of Law 6,404 / 76.

The net income for fiscal year 2017, was R $ 10,272,120.82,. After the accrual of the Legal Reserve an available profit of R $ 1,195,001,238.61 remained.

2. Inform the overall amount and the value per share of the dividends, including advance dividends and interest on own capital already declared
Not applicable.
3. Inform the percentage of the net income for the fiscal year that was distributed
Not applicable.
4. Inform the overall amount and the value per share of dividends distributed based on profits of previous fiscal years
Não houve distribuição de lucros de exercícios anteriores.
5. Inform, after deduction of anticipated dividends and interest on own capital already declared:

a)       The gross amount of dividends and interest on own capital, in a segregated form, per share of each kind and class.

Not applicable.

b)        The form and the period for payment of the dividends and interest on own capital.

Not applicable.

c)        Any incidence of updating and interest and dividends and interest on own capital

Not applicable.

d) Date of the declaration of payment of the dividends and interest on own capital considered for identification of the shareholders that shall have the right to receive them Not applicable.
6. If there has been declaration of dividends or interest on own capital based on profits assessed in six-monthly balance sheets or in shorter periods
a) Inform the amount of the dividends or interest on own capital already declared Not applicable. b) Inform the date of the relevant payments Not applicable.
7. The comparative table giving the following values per action of each class and class:

a)       Net income for the year and the previous three (3) years

Note: Net income in the amount of R $ 10,272,120.82 was fully absorbed by the accumulated losses account.

b) Dividend and interest on equity distributed in the previous three (3) years

8. If there is allocation of profits to the legal reserve
a) Identify the amount allocated to the reserve. Not applicable. b) Detail the form of calculation of the legal reserve. Not applicable.

9. If the Company has preferred shares that are entitled to fixed or minimum dividends:
The Company does not have preferred shares.
10. In relation to the mandatory dividend:

a)       Describe the form for calculation provided in the Bylaws.

Not applicable.

b)        Inform if it is being paid in full.

Not applicable.

c)        Inform the amount that may eventually the retained.

Not applicable.

11. If there is retention of the mandatory dividend payable due to the financial situation of the Company:

a)       Inform the amount of the retention.

Not applicable.

b)       Describe in detail the financial situation of the Company, including by addressing aspects related to the analysis of liquidity, to working capital and positive cash flows:

Not applicable.

c)        Justify the retention of the dividend.

Not applicable.

12. If there is allocation of results to the reserve for contingencies.

a)       Identify the amount to be allocated to the reserve.

Not applicable.

b)       Identify the loss considered to be probable and its cause.

Not applicable.

c)         Explain why the loss was considered probable

Not applicable.

13. If there is allocation of results to the reserve for unrealized profits
a) Inform the amount allocated to the reserve for unrealized profits. Not applicable. b) Inform the nature of the unrealized profits that gave rise to the reserve Not applicable.

14. If there is allocation of results to statutory reserves

a)       Describe the statutory clauses that establish the reserve.

         Article 30, Paragraph Three of the Bylaws of the Company:

"The Board of Directors may propose for resolution by the Shareholders’ Meeting to deduct from the net income for the fiscal year an amount of at least one percent (1%) for the formation of a reserve for working capital and investments, which shall observe the following principles:

I.                     its formation shall not impair the mandatory minimum dividend provided in Article 33;

II.                    its balance together with the other profit reserves, except for the reserves for contingencies and of unrealized profits, shall not exceed the capital stock, subject to penalty of capitalization or distribution in cash of the excess, at the discretion of the Shareholders’ Meeting;

III.                  the reserve has the purpose of ensuring the maintenance and development of the activities that make up the business purpose of the Company, the conduction of investments in permanent assets or increases of the working capital including by means of repayment of Company debts, irrespective of retention of profits that are entailed to the capital budget;

IV.                 its balance may be used (i) in the absorption of losses, whenever necessary, (ii) in the distribution of dividends at any time, (iii) in transactions of redemption, reimbursement or purchase of shares, as authorized by law, and (iv) in incorporation into the capital stock, including by means of new stock bonuses.”

b)       Identify the amount allocated to the reserve

Not applicable.

15. If there is retention of profit provided in the capital budget
a) Identify the amount of the retention Not applicable. b) Provide a copy of the capital budget Not applicable.
16. If there is allocation of results to the reserve for tax incentives
a) Inform the amount allocated to the reserve Not applicable. b) Explain the nature of the allocation Not applicable.

ANNEX III - Remote Voting Form

ATTACHMENT III - Information on the Compensation for the Management

Base Date: December 31, 2017

(Pursuant to Item 13 of Attachment 24 of CVM Instruction No. 480, of December 07, 2009)

13.1 Policy or practice of compensation for the board of directors, statutory and non-statutory executive board, fiscal council, statutory committees and audit, risk, finance and compensation committees, concerning the following aspects:

a. purposes of the compensation policy or practice:

Board of Directors:

The practice of the Company is to have a compatibility between the compensation offered and the responsibility required in the position, considering that the Board of Directors establishes the guidelines for the Company, controlling their implementation by the company’s officers.

Statutory Executive Board:

The practice of the Company is to ensure a competitive compensation in relation to the market of senior executives, compatible with the responsibility exercised by the position, considering the responsibility and commitment to meet the strategic goals of the Company, within the increasingly competitive and globalized scenario in which it operates.

Non-Statutory Executive Board:

The compensation practice of the Company is to provide an internal (between executives) and external (competitive in relation to the market) balance, to attract, retain and motivate its executives, for the Company to meet its strategic goals in the increasingly competitive and globalized scenario in which it operates.

Audit Committee:

The compensation practice of the Company is to have a compatibility with the responsibility required in the position, considering that the members of the Audit Committee work to ensure the transparency of the information and the accountability of the management.

b. structure of the compensation, indicating:

(i) description of elements of the compensation and the purposes of each one of them;

Board of Directors:

The members of the Board of Directors are entitled only to a fixed compensation, that is, monthly payments established at a meeting of the Board of Directors, to ensure the compatibility of the duties with the compensation paid. All members receive the same amount, except those that are part of the Audit Committee, who receive a different amount due to occupying two positions.

Statutory Executive Board:

Members of the Statutory Board are entitled to an annual and global compensation including a fixed compensation (monthly payments) and a variable compensation (bonuses based on targets and other bonuses*) to ensure the compatibility of the duties with the compensation paid.

* Other Bonuses:  The Company may eventually pay an additional compensation structured as variable, due to the recognition of specific and unique works, projects or targets, and connected to such projects. This additional variable compensation is usually tied to the nominal payment or another type of compensation compatible with the result expected from the corresponding project and the targets assigned to the Statutory Officer.

They are also entitled to the following benefits: Health Insurance, Dental Insurance, Life Insurance, Additional Retirement Plan and Annual Check Up. The CEO is entitled to a helicopter and two armored vehicles.

Non-Statutory Executive Board:

Members of the Non-Statutory Board are entitled to fixed and variable compensations. The fixed compensation includes nominal monthly salaries, plus vacation and thirteenth salary, as set forth in the labor law, to ensure the compatibility of the duties with the compensation paid. The variable compensation offers the opportunity to received more than the nominal salary due to the results of the company and of the specific area of the officer, as well as due to their individual performance or to an attraction and retention strategy. The variable element is paid annually as profit sharing, to ensure the compatibility of the duties with the compensation paid.

They are also entitled to the following benefits: Health Insurance, Dental Insurance, Life Insurance,

Additional Retirement Plan, Food Voucher, Meal Voucher, Annual Check Up and Volunteer Vacation Bonus.

Audit Committee:

The members of the Audit Committee are entitled only to a fixed compensation, that is, monthly payments established at a meeting of the Board of Directors, to ensure the compatibility of the duties with the compensation paid.

(ii) the proportion of each element of the total compensation;

For the Board of Directors and the Audit Committee, the proportion of the fixed compensation is of 100% of the total compensation.

For the Executive Board and the Non-Statutory Board, the global fixed compensation represents 100% of the total compensation and, for some cases, may have 50% fixed and 50% variable compensation, or other ratio that best suits the duties carried out by the executive and the conditions negotiated with him/her by the Company.

 (iii) method of calculation and adjustment of each compensation element;

Board of Directors:

The fixed compensation of the Board of Directors is paid in 12 monthly installments, without a prior definition of readjustment.

Statutory Executive Board:

The fixed part of the annual compensation is paid in 12 monthly installments, in addition to the possibility of a variable payment, as mentioned above.

The variable compensation is paid in the calendar year, in a specific month, differently established in the agreement of each Statutory Officer, with greater concentration in April of each year after the assessment of the targets.

The overall compensation (payments + variable) established at the beginning of the term of office is valid for two years and may be re-negotiated in the agreement’s renewal, if it is of interest to both parties.

Non-Statutory Executive Board:

The fixed compensation of the Non-Statutory Board is paid annually in thirteen monthly installments. An additional payment of 33.33% of the nominal salary is made due to the legal vacation bonus, plus 36.67% of the nominal salary as a bonus on voluntary vacations.

The adjustment of the compensation is established based on the variation of the Executive Market's growth or through the inflation of the last 12 months. The adjustment is applied annually. The variable compensation is paid in April of each year, after the assessment of the goals, the executive may realize up to 12 nominal wages.

Audit Committee:

The fixed compensation of the Audit Committee is paid in 12 monthly installments and without a prior definition of readjustment.

 (iv) reasons that justify the structure of the compensation

BOARD OF DIRECTORS: fixed compensation based on the market practice.

NON-STATUTORY OFFICER: fixed compensation based on market practice, variable compensation linked to the results of business goals, business, and individual skills assessment.

NON-STATUTORY BOARD: fixed compensation based on market practice, variable compensation linked to the results of business goals, business, and individual skills assessment.

AUDIT COMMITTEE: fixed compensation based on the market practice.

 (v) the existence of members unpaid by the issuer and the reason for this fact

None.

c. main performance indicators considered when determining each element of the compensation:

Fixed compensations: responsibilities of the position, through an evaluation based on a specific methodology carried out by external consultants that are experts in compensation.

Variable compensation: considers the results of the targets of the company, business and/or area under the responsibility of the Statutory or Non-Statutory Officer and also the evaluation of individual targets and skills of each Statutory or Non-Statutory Officer. An additional variable payment can also be made, when appropriate, due to the recognition of a specific and unique work, project or target.

d. how the compensation is structured to reflect the evolution of the performance indicators:

At the beginning of each year, they overall targets of the Company are established. These goals are then segregated, as applicable, into the different operating areas of the Company, so that each of the Statutory Officer or Non-Statutory Officer is able to agree on the specific targets that each of the different operating areas must meet. In addition, the individual targets to be fulfilled during the same fiscal year are agreed upon. The fulfillment of these targets is periodically monitored during the year and finally verified at the end of the fiscal year, and this final result is the basis to calculate the variable compensation, considering the level of compliance with each indicator. The maximum variable compensation is established based on the nominal wages units received by the Statutory or Non-Statutory Officer, so that he/she will ultimately be paid the variable compensation amount assigned to that level of compliance with the goals verified, pursuant to the scale agreed with the Statutory or Non-Statutory Officer.

It is worth noting also that all the goals set for each Statutory or Non-Statutory Officer will have a relative weight in the evaluation of compliance with the goals mentioned above.

e. how does the policy or practice of compensation aligns with the short, medium and long-term interests of the Company:

The compensation practice aligns to the short, medium and long-term interests of the company through the Strategy Management Cycle in which takes place the development of the goals established through the strategic plan, budgeting, performance monitoring and results evaluation, establishing the compensation according to the performance. This practice is supported by the following points:

  Focus on strategic targets, representing actions that have a significant impact on the continuous improvement of the company’s performance.
  Measurement and evaluation of the targets of the organizational results foreseen in their budget and their change should reflect the compliance or not with these targets.
  Establishing from the development of the company's goals.
  Clear description, previously defined formulas and sources, being easy to understand and assess.
  Comparing the best practices and the standardization of the evaluation.

These elements focus on the excellence of the company's outcomes.

f. existence of a compensation supported by subsidiaries, controlled company or direct or indirect parent companies

No compensation received by the Management due to the position they hold in the Company that is supported by subsidiaries, controlled or direct or indirect controllers of the Company.

g. existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as the sale of the Company’s control:

There is no compensation or benefit linked to the occurrence of any corporate event.

 13.2 Total compensation of the board of directors, of the statutory executive board and of the fiscal council

Total Compensation for the Fiscal Year ended on December 31, 2015 - Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of Members¹	6.67	6.17	N/A	12.83
Number of Paid Members	6.67	6.17	N/A	12.83
Fixed Annual Compensation	R$1,585,440	R$14,004,454	N/A	R$15,589,894
Salary or "Pro-Labore"	R$961,200	R$9,759,385	N/A	R$10,720,585
Direct and Indirect Benefits	N/A	R$2,293,192	N/A	R$2,293,192
Participation in Committees	R$360,000	RS 0	N/A	R$360,000
Others	R$264,240	R$1,951,877	N/A	R$2,216,117
Variable Compensation	N/A	R$31,987,610	N/A	R$31,987,610
Bonus	N/A	R$26,656,342	N/A	R$26,656,342
Profit Sharing	N/A	RS 0	N/A	RS 0
Participation in Meetings	N/A	RS 0	N/A	RS 0
Commissions	N/A	RS 0	N/A	RS 0
Others	N/A	R$5,331,268	N/A	R$5,331,268
Post-employment	N/A	R$310,625	N/A	R$310,625
Termination of the Position	N/A	RS 0	N/A	RS 0
Based on Shares	N/A	RS 0	N/A	RS 0
Total Compensation	R$1,585,440	R$46,302,689	RS 0	R$47,888,129

¹The number of members of each body corresponds to the annual average of the number of members of each body calculated monthly with 2 decimals, as provided for in item “9.2.13.b”. Compensation of the management (section 13)” of the OFFICIAL LETTER/CVM/SEP/No.01/2015.

Number of members of the Board of Directors in 2015: 80/12 months = 6.67 members

Number of members of the Statutory Board in 2015: 74/12 months = 6.17 members

Total Compensation for the Fiscal Year ended on December 31, 2016 - Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of Members¹	6.42	5.83	N/A	12.25
Number of Paid Members	6.42	5.83	N/A	12.25
Fixed Annual Compensation	R$1,527,840	R$18,157,715	N/A	R$19,685,555
Salary or "Pro-Labore"	R$913,200	R$13,081,307	N/A	R$13,994,507
Direct and Indirect Benefits	N/A	R$2,460,147	N/A	R$2,460,147
Participation in Committees	R$360,000	N/A	N/A	R$360,000
Others	R$254,640	R$2,616,261	N/A	R$2,870,901
Variable Compensation	N/A	R$52,166,513	N/A	R$52,166,513
Bonus	N/A	R$43,472,094	N/A	R$43,472,094
Profit Sharing	N/A	N/A	N/A	N/A
Participation in Meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	R$8,694,419	N/A	R$8,694,419
Post-employment	N/A	R$305,747	N/A	R$305,747
Termination of the Position	N/A	N/A	N/A	N/A
Based on Shares	N/A	N/A	N/A	N/A
Total Compensation	R$1,527,840	R$70,629,975	RS 0	R$72,157,815

¹The number of members of each body corresponds to the annual average of the number of members of each body calculated monthly with 2 decimals, as provided for in item “9.2.13.b”. Compensation of the management (section 13)” of the OFFICIAL LETTER/CVM/SEP/No.01/2015.

Number of members of the Board of Directors in 2016: 77/12 months = 6.42 members

Number of members of the Statutory Board in 2016: 70/12 months = 5.83 members

Total Compensation for the Fiscal Year ended on December 31, 2017 - Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of Members¹	6.42	4.83	N/A	11.25
Number of Paid Members	6.42	4.83	N/A	11.25
Fixed Annual Compensation	R$2,309,760	R$14,565,789	N/A	R$16,875,549
Salary or "Pro-Labore"	R$1,384,800	R$10,259,726	N/A	R$11,644,526
Direct and Indirect Benefits	N/A	R$2,254,118	N/A	R$2,254,118
Participation in Committees	R$540,000	N/A	N/A	R$540,000
Others	R$384,960	R$2,053,421	N/A	R$2,438,381
Variable Compensation	N/A	R$22,845,106	N/A	R$22,845,106
Bonus	N/A	R$19,037,589	N/A	R$19,037,589
Profit Sharing	N/A	N/A	N/A	N/A
Participation in Meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	R$3,807,518	N/A	R$3,807,518
Post-employment	N/A	R$109,786	N/A	R$109,786
Termination of the Position	N/A	N/A	N/A	N/A
Based on Shares	N/A	N/A	N/A	N/A
Total Compensation	R$2,309,760	R$37,520,681	RS 0	R$39,830,441

¹The number of members of each body corresponds to the annual average of the number of members of each body calculated monthly with 2 decimals, as provided for in item “9.2.13.b”. Compensation of the management (section 13)” of the OFFICIAL LETTER/CVM/SEP/No.01/2015.

Number of members of the Board of Directors in 2017: 77/12 months = 6.42 members

Number of members of the Statutory Board in 2017: 58/12 months = 4.83 members

Total Compensation Expected for the Fiscal Year ended on December 31, 2018 - Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of Members¹	9.75	8.00	N/A	17.75
Number of Paid Members	9.75	8.00	N/A	17.75
Fixed Annual Compensation	3,175,200	23,885,742	N/A	R$27,060,942
Salary or "Pro-Labore"	2,106,000	17,788,980	N/A	R$19,894,980
Direct and Indirect Benefits	N/A	2,538,966	N/A	R$2,538,966
Participation in Committees	540,000	N/A	N/A	R$540,000
Others	529,200	3,557,796	N/A	R$4,086,996
Variable Compensation	N/A	51,274,846	N/A	R$51,274,846
Bonus	N/A	42,729,038	N/A	R$42,729,038
Profit Sharing	N/A	N/A	N/A	N/A
Participation in Meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	8,545,808	N/A	R$8,545,808
Post-employment	N/A	478,972	N/A	R$478,972
Termination of the Position	N/A	N/A	N/A	N/A
Based on Shares	N/A	N/A	N/A	N/A
Total Compensation	R$3,175,200	R$75,639,559	RS 0	R$80,000,000.00

¹The number of members of each body corresponds to the annual average of the number of members of each body calculated monthly with 2 decimals, as provided for in item “9.2.13.b”. Compensation of the management (section 13)" of the OFFICIAL LETTER/CVM/SEP/No.02/2016.

Number of members of the Board of Directors in 2018: 117/12 months = 9.75 members

Number of members of the Statutory Board in 2018: 96/12 months = 8 members

13.3 Regarding the variable compensation of the last 3 fiscal years the one expected for the current fiscal year of the board of directors, statutory board and finance committee:

Variable compensation - fiscal year ended on December 31, 2015	Board of Directors	Statutory Board	Fiscal Council	Total
Number of Members	N/A	6.17	N/A	6.17
Bonus
Minimum amount estimated in the compensation plan²	N/A	RS 0	N/A	RS 0
Maximum amount estimated in the compensation plan¹	N/A	R$19,841,154	N/A	R$19,841,154
Value estimated in the compensation plan, if the established goals were achieved	N/A	R$19,841,154	N/A	R$19,841,154
Amount effectively recognized in the income for the fiscal year	N/A	R$26,656,342	N/A	R$26,656,342
Profit sharing
Minimum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Value estimated in the compensation plan, if the established goals were achieved	N/A	N/A	N/A	N/A
Amount effectively recognized in the income for the fiscal year	N/A	N/A	N/A	N/A

Variable compensation - fiscal year ended on December 31, 2016	Board of Directors	Statutory Board	Fiscal Council	Total
Number of Members	N/A	5.83	N/A	5.83
Bonus
Minimum amount estimated in the compensation plan²	N/A	RS 0	N/A	RS 0
Maximum amount estimated in the compensation plan¹	N/A	R$53,800,217	N/A	R$53,800,217
Value estimated in the compensation plan, if the established goals were achieved	N/A	R$53,800,217	N/A	R$53,800,217
Amount effectively recognized in the income for the fiscal year	N/A	R$43,472,094	N/A	R$43,472,094
Profit sharing
Minimum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Value estimated in the compensation plan, if the established goals were achieved	N/A	N/A	N/A	N/A
Amount effectively recognized in the income for the fiscal year	N/A	N/A	N/A	N/A

Variable compensation - fiscal year ended on December 31, 2017	Board of Directors	Statutory Board	Fiscal Council	Total
Number of Members	N/A	4.83	N/A	4.83
Bonus
Minimum amount estimated in the compensation plan²	N/A	RS 0	N/A	RS 0
Maximum amount estimated in the compensation plan¹	N/A	R$36,948,031	N/A	R$36,948,031
Value estimated in the compensation plan, if the established goals were achieved	N/A	R$36,948,031	N/A	R$36,948,031
Amount effectively recognized in the income for the fiscal year	N/A	R$19,037,589	N/A	R$19,037,589
Profit sharing
Minimum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Value estimated in the compensation plan, if the established goals were achieved	N/A	N/A	N/A	N/A
Amount effectively recognized in the income for the fiscal year	N/A	N/A	N/A	N/A

Variable compensation expected for the fiscal year (2018)	Board of Directors	Statutory Board	Fiscal Council	Total
Number of Members	N/A	8.00	N/A	8.00
Bonus
Minimum amount estimated in the compensation plan²	N/A	RS 0	N/A	RS 0
Maximum amount estimated in the compensation plan¹	N/A	R$56,920,274	N/A	R$56,920,274
Value estimated in the compensation plan, if the established goals are achieved	N/A	R$42,729,038	N/A	R$42,729,038
Profit sharing
Minimum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount estimated in the compensation plan	N/A	N/A	N/A	N/A
Value estimated in the compensation plan, if the established goals are achieved	N/A	N/A	N/A	N/A

¹The maximum amount foreseen for the variable compensation considers surpassing the outcome of all goals of the company, business, individual and skills evaluation.

²There is no minimum amount guaranteed.

13.4 Concerning the compensation plan based on shares of the board of directors and the statutory board, effective in the last fiscal year and forecasted for the current fiscal year:

None.

13.5 Concerning the compensation based on shares recognized in the last 3 fiscal years and the forecast for the current fiscal year, the board of directors and the statutory board:

None.

13.6 Information concerning the outstanding options of the board of directors and of the statutory board at the end of the last fiscal year:

None.

13.7 Concerning the options exercised and the shares delivered for the compensation based on shares of the board of directors and the statutory board in the last 3 fiscal years, prepare a table with the following content:

None.

13.8 Information required for the understanding of the data disclosed in items 13.5 to 13.7 (including the pricing method of the number of shares and options):

None.

13.9 The shares or quotas directly or indirectly held in Brazil or abroad, and other securities convertible into shares or quotas issued by the Company, its direct or indirect controlling shareholders, subsidiaries or companies under common control, by members of the board of directors, executive board or fiscal council, grouped by body, on the closing date of the last fiscal year:

COMPANY		December 31, 2017
		Board of Directors	Executive Board	Fiscal Council	Total
Company	Type
Companhia Siderúrgica Nacional	Common Shares	1,526	0	-	1,526

PARENT COMPANIES		December 31, 2017
		Board of Directors	Executive Board	Fiscal Council	Total
Company	Category
CFL Participações S.A.	Common Shares	327,838,304	0	0	327,838,304
Rio Purus Participações S.A.	Common Shares	1,000	1,000	0	1,000

SUBSIDIARIES		December 31, 2017
		Board of Directors	Executive Board	Fiscal Council	Total
Company	Category
CSN Gestão de Recursos Financeiros Ltda.	Quotas of the share capital	1	1	0	1

13.10 Information on pension plans in force for the members of the Board of Directors and Statutory Officers:

The Company sponsors for the Statutory Officers the pension plan of entity CBS Previdência - "Caixa Beneficente dos Empregados" of Companhia Siderúrgica Nacional, in which the participants can contribute 3% to 6% of the nominal salary/fees and the sponsor adds 100% to the participant's amount.

	CBS Previdência – “Caixa Beneficente dos Empregados” of Companhia Siderúrgica Nacional
	Board of Directors	Statutory Board
Total number of members(¹)	6.42	4.83
Number of paid members(2)	N/A	3
Name of the plan (3)	N/A	Joint Plan of Supplementary Benefit and CBSPREV Benefit Plan
Number of managers who are eligible to retire	N/A	2
Conditions for early retirement	N/A	(4)
Updated cumulative amount of accumulated contributions to the close of the last fiscal year, discounting the instalment concerning the contributions made directly by the administrators	N/A	R$1,331,032.75
Total cumulative amount of the accumulated contributions made during the last fiscal year, discounting the instalment concerning the contributions made directly by the administrators	N/A	R$68,053.96
Possibility of early redemption and conditions	N/A	Yes, the only condition is no long being connected to the Sponsor and not be receiving the benefits on CBS

(1) Board of Directors and Executive Board on December 31, 2017

(2) Corresponds to the number of board members and executive officers connected to the pension plan.

 (3) The Joint Plan of Supplementary Benefit is structured according to the type of Variable Contribution, while the CBSPREV Plan is structured according to the type of pure Defined Contribution (no actuarial risk components).

(4) Early Retirement: The benefit of early retirement will be awarded to the participant upon request and will be paid in monthly installments, subject to the conditions provided in the plan's regulation, which is available on the company's Intranet, as well as approved by PREVIC and published in the Official Gazette, with its initial amount established in accordance with the choice of the payment method, having its initial amount establish according to the option by the type of receipt and the amount accumulated in its respective FGB.

13.11 Maximum, minimum and average individual compensation of board of directors, statutory board and fiscal council:

Reasoning for not completing the table:

Information not disclosed, pursuant to the ruling rendered by the MM Judge of the 5th Federal Court/RJ, in the case file 2010.5101002888-5 in favor of IBEF - Rio de Janeiro, institute to which the Company is associated.

13.12 Contractual arrangements, insurance policies or other instruments that structure mechanisms of compensation or indemnifications for managers in case of removal from office or retirement (including financial consequences for the Company):

None.

13.13 Percentage of the total compensation of each body recognized in the income of the Company concerning the members of the board of directors, statutory board or fiscal council that are related parties to the direct or indirect controlling shareholders, pursuant to the accounting rules that address this issue:

	2015
	Board of Directors	Statutory Board	Fiscal Council
Percentage	10.90%	56.89%	N/A

	2016
	Board of Directors	Statutory Board	Fiscal Council
Percentage	11.31%	74.72%	N/A

	2017
	Board of Directors	Statutory Board	Fiscal Council
Percentage	11.22%	70.08%	N/A

13.14 Amounts recognized in the Company's income as compensation for the members of the board of directors, executive board or fiscal council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services rendered:

None.

13.15 Amounts recognized in the income of the direct or indirect controlling shareholders of companies under common control and the subsidiaries of the Company, as compensation for the members of the board of directors, the executive board or the fiscal council, grouped by body, specifying why these amounts have been assigned to these individuals:

2015 fiscal year - compensation received due to the exercise of the position on the issuer

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect parent companies	N/A	N/A	N/A	N/A
Controlled by the issuer	R$14,652.00	N/A	N/A	R$14,652.00
Companies under common control	N/A	N/A	N/A	N/A

 2015 fiscal year - other compensation received, specifying the reason they were assigned

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect parent companies	N/A	N/A	N/A	N/A
Controlled by the issuer	N/A	N/A	N/A	N/A
Companies under common control	N/A	N/A	N/A	N/A

2016 fiscal year - compensation received due to the exercise of the position on the issuer

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect parent companies	N/A	N/A	N/A	N/A
Controlled by the issuer	R$13,712.00	N/A	N/A	R$13,712.00
Companies under common control	N/A	N/A	N/A	N/A

2016 fiscal year - other compensation received, specifying the reason they were assigned

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect parent companies	N/A	N/A	N/A	N/A
Controlled by the issuer	N/A	N/A	N/A	N/A
Companies under common control	N/A	N/A	N/A	N/A

2017 fiscal year - compensation received due to the exercise of the position on the issuer

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect parent companies	N/A	N/A	N/A	N/A
Controlled by the issuer	R$13,712.00	N/A	N/A	R$13,712.00
Companies under common control	N/A	N/A	N/A	N/A

2017 fiscal year - other compensations received, specifying the reason why they were assigned

	Board of Directors	Statutory Board	Fiscal Council	Total
Direct and indirect parent companies	N/A	N/A	N/A	N/A
Controlled by the issuer	N/A	N/A	N/A	N/A
Companies under common control	N/A	N/A	N/A	N/A

13.16 Other relevant information:

None.

REMOTE VOTING FORM

ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON APRIL 27, 2018

Name of the Shareholder
Individual or Corporate Taxpayer's ID (CPF or CNPJ) of the Shareholder
E-mail address to forward a confirmation of receipt of the form by the Company to the shareholder

Instructions to complete the form

This Remote Voting Form (“Form”) must be completed if the shareholder wishes to exercise its remote voting right at the Annual Shareholders' Meeting of Companhia Siderúrgica Nacional (“ CSN ” or “Company ”), convened for April 27, 2018, at 11 a.m. (“ASM”) pursuant to CVM Instruction No. 481/2009 (“CVMI 481 ”), as amended.

The shareholder must complete all the fields in the Form, indicating its full name (or corporate name, if a legal entity), with the number of the Individual or Corporate Taxpayer's ID, as applicable, in addition to an email address for any contact.

For this Form to be considered valid and for the votes in it to be cast in the Company's ASM, the following instructions should be observed:

(i)                  All fields must be duly, legibly completed;

(ii)                 All the pages must be initialed by the shareholder; and

(iii)               At the end, the shareholder (or its legal representative, as applicable) must sign the form and notarize it.

The Form will be disregarded if it is sent directly to the Company without any of the formalities or documents requested.

If the Form is partially or incorrectly completed, the Company will compute only the items that have been correctly completed or rectified in a timely manner, specifically rejecting the items presenting completing problems.

The Forms will be accepted by the Company until April 20, 2018 (including this date).

Guidance to forward the Remote Voting Form

Shareholders who choose to exercise their remote voting right may: (i) complete this form and send it directly to the Company at the address below, together with the supporting documentation required by the Company; or (ii) transmit their voting instructions to the qualified service providers (in accordance with Article 21b, item II, of CVMI 481), who will forward the voting statements to the Central Depositary of BM&FBOVESPA.

If the shareholder chooses for sending the Form directly to the Company, it must submit the following documents to the Company's headquarters, to the Investor Relations Executive Officer:

a)                   Physical copy of the Form duly completed, initialed and notarized; and

b)                   Certified copies of the identification and representation documents, as shown below:

- Photo Identification of shareholders/legal representative (1) - for Individuals (I), Companies (C) and Investment Funds (IF).

-Contract or Bylaws updated and consolidated - for C and IF

-Proof of power of attorney * - for C and IF

-Updated and consolidated regulations – for IF

Shareholder who choose to exercise its remote voting right through the service providers, must transmit their voting instructions to their custodians or registrar agent of the Company's shares, provided that the rules established by them are observed. For this, the shareholders must contact their custody or registrar agents, as stated in item "6", and see what procedures were established by them for the transmission of remote voting instructions.

For shareholders who are an individual or legal entity domiciled abroad, all documents submitted must be translated and legalized by the Brazilian Consulate of their home country or filed at the authorized notary registry with the due Haya Note, so that all copies are certified and all the signatures are notarized.

Postal and e-mail address to send the Form, if the shareholder wishes to deliver the document directly to the Company's headquarter

Companhia Siderúrgica Nacional

Attn. Investor Relations Officer

Avenida Brigadeiro Faria Lima, nº 3.400, 20º andar, Itaim Bibi

São Paulo/SP

CEP 04538-132

Email: invrel@csn.com.br

Phone: (55) (11) 3079-7593

Indication of the institution hired by the Company to provide the registrar service of securities. Itaú Corretora de Valores S.A.

Avenida Brigadeiro Faria Lima, 3.500, 3º andar – São Paulo CEP 04538-132

3003-9285 (capital and metropolitan areas)

0800 7209285 (other locations)

The service hours are on weekdays from 9 am to 6 pm.

E-mail: atendimentoescrituracao@itau-unibanco.com.br

1. To take management accounts, examine, discuss and vote on the Company's Financial Statements for the fiscal year ended December 31, 2017 Approve [ ] Reject [ ] Abstain [ ]
2. Establish the Management's overall annual compensation for the year of 2017, pursuant to the Management's Proposal. Approve [ ] Reject [ ] Abstain [ ]
3. Do you wish to request the installation of the Fiscal Council, pursuant to Article 161 of Law 6.404 of 1976? Yes [ ] No [ ]

City: ________________________________________________________

Date: _______________________________________________________

Signature: ___________________________________________________

Name/Corporate Name of the shareholder: ______________________

Individual/Corporate Taxpayer's ID (CPF/CNPJ): ___________________

Number of shares _____________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro IR Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.